Открытое акционерное общество
«ДНЕПРОЭНЕРГО»
Украина, 69096, г. Запорожье,
ул. Плотинная, 2.
тел. (0612) 58-23-23
факс 58-23-55, 58-23-12
р/с 26008301155031, МФО 313355
в ЗРУ ПИБ г. Запорожье
ОКПО 00130872
Свидетельство № 11487375
Индивидуальный налоговый
номер 001308708243

ДНІПРОЕНЕРГО

E-mail: kanc@gc.dnepr.energy.gov.ua

Відкрите акціонерне товариство
File No. 82-4844
«ДНІПРОЕНЕРГО»
Україна, 69096, м. Запоріжжя,
вул. Гребельна, 2
тел. (0612) 58-23-23
факс 58-23-55, 58-23-12
р/р 26008301155031, МФО 313355
в ЗРУ ПІБ м. Запоріжжя
ЄДРПОУ 00130872
Свідоцтво № 11487375
Індивідуальний податковий
номер 001308708243

____________ № ____________

На № ________ від «___» _________ 200 р.

05011259

004384

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street,
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
SEP 1 3 2005
WASH, D.C. 213 SECTION

PROCESSED
SEP 1 9 2005
THOMSON
FINANCIAL

Re: Open Joint Stock Company "Dniproenergo"
Rule 12g3-2(b) Exemption
File No. 82-4844

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Open Joint Stock Company "Dniproenergo" (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact Tetyana Ismagilova, Head of Foreign Relations Department, at (380- 61) 286-7340 in Zaporizhzhia, Ukraine if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Tetyana Ismagilova,

dlw 9/19

File No. 82-4844

Dniproenergo, 2 Hrebelna St., Zaporizhzhia, Ukraine, 69096 in the enclosed self-addresed stamped envelope.

Thank you for your attention.

Very truly yours,
For and on behalf of

OPEN JOINT STOCK COMPANY
"DNIPROENERGO"

By: Yuriy Bochkarov
Title: General director

Enclosure

Открытое акционерное общество
«ДНЕПРОЭНЕРГО»
Украина, 69096, г. Запорожье,
ул. Плотинная, 2.
тел. (0612) 58-23-23
факс 58-23-55, 58-23-12
р/с 26008301155031, МФО 313355
в ЗРУ ПИБ г. Запорожье
ОКПО 00130872
Свидетельство № 11487375
Индивидуальный налоговый
номер 001308708243

ДНІПРОЕНЕРГО
E-mail: kanc@gc.dnepr.energy.gov.ua

Відкрите акціонерне товариство
«ДНІПРОЕНЕРГО»
Україна, 69096, м. Запоріжжя,
вул. Гребельна, 2
тел. (0612) 58-23-23
факс 58-23-55, 58-23-12
р/р 26008301155031, МФО 313355
в ЗРУ ПІБ м. Запоріжжя
ЄДРПОУ 00130872
Свідоцтво № 11487375
Індивідуальний податковий
номер 001308708243

File No. 82-4844

____________ № ____________

На № ________ від «___» ________ 200   р.

004383

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street,
Washington, D.C. 20549
U.S.A.

Re: Open Joint Stock Company "Dniproenergo"
Rule 12g3-2(b) Exemption
File No. 82-4844

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Open Joint Stock Company "Dniproenergo" (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact Tetyana Ismagilova, Head of Foreign Relations Department, at (380- 61) 286-7340 in Zaporizhzhia, Ukraine if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Tetyana Ismagilova,

Dniproenergo, 2 Hrebelna St., Zaporizhzhia, Ukraine, 69096 in the enclosed self-addresed stamped envelope.

Thank you for your attention.

Very truly yours,
For and on behalf of

OPEN JOINT STOCK COMPANY
"DNIPROENERGO"

By: Yuriy Bochkarov
Title: General director

Enclosure

ANNEX A

of documents and information to be given to the USA Commission
according to the rule 12g3-2(d)

1 Changes and additions inOJSC « Dniproenergo» Regulations in 2004 – none.

2 a) none

b) annual report of 2004 given by OJSC « Dniproenergo»to the Ukraine Securities and Fund market Commission 14.04.2005

According to the Ukraine Securities and Fund market Commission's decision of 09.06.1998 № 72 « About the acknowledgement Of Statute of giving regular information to open joint-stock companies and joint ventures – bond emitents», the following documents have been given:

- Report of OJSC « Dniproenergo» of 2004 – appendix1 – 88 pages
- Accounts inference № 29/03-05 made by the auditors' firm « Auditservis – LVF» - appendix2 – 11 p.p
- Balance sheet of the company for the 1-st half of 2004 –appx. №10-5p.p
- Financial Results Report for the 1-st half of 2004 – appx. №11-4p.p
- Balance sheet of the company for 9 months of 2004 –appx. №12-5p.p
- Financial Results Report for the 9 months of 2004-appx. №13-4p.p
- Balance sheet of the company for the 12 months of 2004-appx. №14-8p.p(gv.appx.№1 p.p37-44)
- Financial Results Report for the 12 months of 2004-appx.№15-4p.p (gv. appx. №1 p.p 45-48)
- Balance sheet of the company for the 1-st quarter 2005-appx. №16-6p.p
- Financial Results Report for the 1-st quarter 2005-appx.№17-4p.p

c) copy of the publication with the information about OJSC « Dniproenergo» activities published in « The Ukrainian Investement Newspaper» of 21.05.2004, № 21 (friday) – appendix №3 – 8p.p.,

d) changes and additions to privatization plan of OJSC « Dniproenergo» - none,

e) special information about OJSC « Dniproenergo» published in publishing houses:

- Bulletin « Securities of Ukraine» № 63-64 of March, 22, 2004 – appx.№ 4-1p.
- Bulletin « Securities of Ukraine» №127-128 of June,9, 2004 – appx.№5 – 1p.
- Bulletin «Securities of Ukraine» №163-164 of July,21,2004 – appx.№6-1 p.
- Bulletin « Securities of Ukraine» №209 – 210 of August,13,2004 – appx.№7 – 1p.
- Bulletin « Securities of Ukraine» №231- 232 of September, 8, 2004 – appx.№8-1p.
- Bulletin « Securities of Ukraine» № 7 – 8 of January, 1, 2004 – appx.№9 – 1p.

3. none

4. According to DKZP and FR's decision of 03.06.2003 № 221, the annual report has been promulgated by placing it in its full volume on the site of information agency PF « Emmission». The report is placed on 20.07.2004

5. None

6. Accounts inference № 29/03-05 made by the auditors' firm « Auditservis – LVF» - qv.appx.№3 – 12 pp.

7. Information about OJSC « Dniproenergo»'s shareholders who are the USA residents (as of 31.12.2004)

OJSC « Dniproenergo»'s shareholders, the USA residents	General nominal cost and quantity in percentage to the rate of OJSC» Dniproenergo»'s charter fund owned by the USA residents.

CIBC OPPENHEIMER CORP.	153 p. -	0,0039%
The Bank of New York, ADR	56 500 pp. -	1, 4399%
The Yellow Cockroch Fund LLC, L10800 -	6 202 pp. -	0,1581 %
JLC Global Opportunities Fund 7883583		
375 Park Avenue, 22-nd Floor, New York, NY	3 620 pp. -	0,0923%

10152, USA

Company with the Limited Liabilities «Ekoservis Consult LLC»	321 pp. -	0,0082%
Pompano Management Group LLC – USA	14 pp. -	0,0004%
Company « Moltex Industries LLC», 10139696	4pp. -	0,0001%

8 None

9 Information on the independent registrar – qv.appx.№1, p.p15-16

File No. 82-4844

Covering letter of REPORT

Attachment 1

State Commission on Securities and Stock market

OPEN JOINT STOCK COMPANY "DNIPROENERGO"	00130872
(name of the issuer,	Code under Common State Register of Enterprises and Organizations of Ukraine)

Herewith we confirm that the report for 2004 year, in electronic and paper forms enclosed, is properly and dully filled in; stipulated piece of information is true and actual.

Date of the report publishing 14.04.05

Reorganization Manager		Popov Serhiy Andriyovych
(position)	(signature)	(surname, name and patronymic name)

Stamp place 14.04.05

[Seal]: Open Joint-stock company "Dniproenergo"
Ukraine, Zaporizhzhia
Code 00130872

2004 SMA

File No. 82-4844

Title-page of the report

The report is hereby approved by:

Reorganization Manager   Popov Serhiy Andriyovych

(title)   (Signature)   (surname, name and patronymic name)

[seal]: Open Joint-stock Company "Dniproenergo"
Ukraine, Zaporizhzhia

Date	14.04.05

Contact person regarding issues related to the report:

Position, department	Head of corporate management department
Surname, name and patronymic name	Voloshyna Ludmyla Mykolayivna
Long-distance code, telephone, fax	(0612) 58 47 35, 58 47 35
E-mail	ocb@gc.dnepr.energy.gov.ua

Report of the Open Joint-stock Company (enterprise - obligor)

Executed by	31.12.04 /date/
Issuer	**OPEN JOINT STOCK COMPANY "DNIPROENERGO"**

The report is accepted by: ________________ ________________________
(signature)   (Surname, name and patronymic name of the Commission's executive)

Date of the previous report adoption		Date of the report adoption	
The previous report is registered under ________number		Registration number	
		Notes	

2004   SMA   00130872

File No. 82-4844

Basic data about the issuer

Issuer's identification data, location and means of communication of the issuer

Full name	Open Joint-stock Company "Dniproenergo"
Abbreviated name	OJSC "Dniproenergo"
Organizational-legal status	Open Joint-stock Company
Code under Common State Register of Enterprises and Organizations of Ukraine	00130872
Territory code under (Classificatory of administrative-territorial objects of Ukrainian structure)	2310136900
Territory (region)	Zaporizhzhia
District	Leninskiy district of Zaporizhzhia city
Postal code	69096
Locality	ZAPORIZHZHIA
Street, building	2 Hrebel'na Street
Long-distance code and telephone	(0612) 58 23 23
Fax	58 23 55
E-mail	kanc@gc.dnepr.energy.gov.ua
WWW-address	www.dniproenergo.ua

Information on state registration of the issuer

Certificate number	A00 number 196203
Date of issue	08.04.98
Authority which issued the certificate	Executive committee of Zaporizhzhia municipal council
Registered authorized capital (UAH)	98099950,00

Banking institutions rendering services to the issuer

Name of the bank (its branch) which renders services to the issuer under principal current account	BRANCH "ZAPORIZHZHIA CENTRAL DEPARTMENT OF PIB"
Inter-branches circulation of the bank	313355
Name of the bank (its branch) which renders services to the issuer under currency account	BRANCH "ZAPORIZHZHIA CENTRAL DEPARTMENT OF PIB"
Inter-branches circulation of the bank	313355

Main kinds of activity

Common classificatory of national economy branches code	Kind of activity
11110	Thermal electric power stations
61110	General building (construction) organizations
71130	Wholesale trade of non-state organizations, excluding consumer cooperation

Information on the licenses (permits) obtained for separate kinds of activity

Kind of activity	**License (permit) number**	**Date of issue**	**State institution which issued the permit (license)**	**Expiration date of the license (permit)**
Generation of electric energy	BP No.0116	24.06.98	National Commission of Power Engineering of Ukrainian Regulation	
Activities carrying out with sources of ionizing radiation	OB 01 No.000053	06.09.04	Ecology and Natural Resources State Authority in Zaporizhzhia Region	06.09.09
Activities carrying out in the sphere of communications	AA No.223147	18.01.99	State Communications Committee of Ukraine	18.01.09

Kind of activity	License (permit) number	Date of issue	State institution which issued the permit (license)	Expiration date of the license (permit)
Performance of separate kinds of works in the sphere of projecting and building	AA No.219655	31.10.01	Architecture and City Construction Department of Zaporizhzhia Regional State Administration	31.10.05
Radio frequencies usage	PA No.001621	29.02.00	State Communications Committee of Ukraine	28.02.05
Radio frequencies usage for radio-relay communication organizing	PA No. 001960	07.07.00	State Communications Committee of Ukraine	07.07.05

Kind of activity	License (permit) number	Date of issue	State institution which issued the permit (license)	Expiration date of the license (permit)
Medical practice	AA No.498851	09.04.03	Ministry of Health of Ukraine	09.04.06
Installation, maintenance of fire alarm devices	AA No.483270	13.03.03	Department of fire protection safety of Ministry of Internal Affairs of Ukraine	13.03.06
Electric energy supply under unregulated tariff	ПС No.0507	24.06.98	National Commission of Power Engineering of Ukrainian Regulation	

Kind of activity	License (permit) number	Date of issue	State institution which issued the permit (license)	Expiration date of the license (permit)
Purchase, storage and distribution of pre-recourses	AA No.771036	11.02.04	Civil service of medicaments Ministry of Health of Ukraine	11.02.07
Retail trade of alcoholic beverages	AA No.786843	24.03.04	State Inland Revenue Administration of Ukraine	24.03.05
Centralized water supply and water drain	AA No.116018	21.06.04	State Committee of Ukraine on building municipal economies	21.06.07

Information on the issuer's participation in any associations of enterprises

Type of incorporation to which the issuer belongs	Name	Location (mail address)
Association	No	OJSC "Dniproenergo" doesn't join any association.
Corporation	No	OJSC "Dniproenergo" doesn't join any corporation.
Consortium	No	OJSC "Dniproenergo" doesn't join any consortium.
Business concern	No	OJSC "Dniproenergo" doesn't join any business concern
Other association under branch, territorial or other principles	National Joint-stock company "Power engineering company (Energetychna Company) of Ukraine"	34 Khreschatyk Street, Kyiv,

Information on owners of the issuer's registered securities (certificates)

Number of shareholders (promoters) - legal entities	65
Part of the shares, which belong to the legal entities from their total number (percentages %)	96,854
Number of shareholders (founders) – natural persons	6 057
Part of the shares, which belong to the natural persons from their total number (percentages %)	3,146
Number of ordered forms of the securities certificates (pieces)	15 000
Including: - share certificates	15 000
- bond certificates	0
Number of the issued securities certificates to the holders (pieces)	9 232
Including: - share certificates	9 232
- bond certificates	0

Information on the employees number and their remuneration (salary)

Indicators	Actually for the period
Average accounting number of permanent employees of accounting staff (persons)	10 207
Average number of freelancers (temporary employees) and employees who combine jobs (persons)	64
Number of the employees who work under terms of half-time working hours (days, weeks) (persons)	0
Labor remuneration fund (wage bill) - total (thousand UAH)	117 513,400

Information on the issuer's executives

No.	Position	Surname, name and patronymic name	Year of birth	Education	Standing of managerial work (years)	Name of the enterprise and previous position which he/she held
1	Manager of Reorganization	Myakota Serhiy Vasylyovych	1963	Higher	16	Agency "Consulting - expert", deputy director
	Notes	Has no unsettled previous convictions for mercenary malfeasance. Approval of Court in Zaporizhzhia region, 16.04.04: Horbova O.I. is dismissed from acting manager of reorganization; Myakota S.V is assigned. Approval of Court in Zaporizhzhia region, 25.02.05: Myakota S.V. is dismissed, Popov S.A. is assigned.				
2	Chief Accountant	Huschyn Anatoliy Mykhaylovych	1948	Higher	19	Kriviy rih thermal electric power station, Chief Accountant
	Notes	Has no unsettled previous convictions for mercenary malfeasance. Acts executive direction: General Director (up to 30.09.05 – Popov S.A., since 30.09.04 – Malyovaniy M.N.), Commercial Director – Tantsura B.Y., Economic Director – Sagir V.H., Technical Director – Zuev L.A., Capital construction Director – Bochkaryov Y.H.				

Information on persons who hold 5% and more of the issuer's shares

Name of a legal entity	Code under Common State Register of Enterprises and Organizations of Ukraine	Location	Date of being entered into the register	Number of shares (pieces)	Percentage of the total number of shares (%)	Number of shares in accordance with their class			
						Ordinary registered	Ordinary payable to bearer	preferred registered	preferred payable to bearer
Alfa Capital Holdings (Cyprus) Limited, Cyprus	00000000	3 Thermistokli Dervi Street, Lulia House 1st floor 1066 Nicosia Cyprus, 1066 Nicosia		342425	8,726	342 425	0	0	0
National Joint-stock company "Power engineering company of Ukraine (Energetychna companiya Ukrainy)"	32984271	34 Khreschatyk Street Kyiv	05.07.04	2983717	76,038	298 371 7	0	0	0

Surname, name and patronymic name of a natural person	Date of being entered to the reginster	Number of shares (pieces)	Percentage of the total number of shares (%)	Number of shares according to their class			
				ordinary registered	Ordinary payable to bearer	preferred registered	preferred payable to bearer
No data		0	0,000	0	0	0	0
Total:		3326142	84,764	332 614 2	0	0	0

Information on shareholding by the executives of the issuer's

Position	Surname, name and patronymic name of a natural person	Date of being entered into the register	Number of shares (pieces)	Percentage of the total number of shares (%)	Number of shares in accordance with their class			
					Ordinary registered	Ordinary payable to bearer	preferred registered	preferred payable to bearer
Chief Accountant	Huschyn Anatoliy Mykhaylovych	12.04.00	227	0,006	227	0	0	0

Manager of Reorganization	Myakota Serhiy Vasylyovych		0	0,000	0	0	0	0
Total:			227	0,006	227	0	0	0

04 SMA 00130872

Information on the last issuer's report publication

Name of printed media	Web-page of Informational Agency "Emissiya", www.emission.zp.ua
Subscription index	n/a
Circulation	0
Date of report publication	27.07.04

Information of the last general shareholders' meeting (for Open Joint-stock Company)

Type of general meeting	Regular	Extraordinary
	X	
Place of meeting	Zaporizhzhya, Vinter str., 16	
Date of meeting	25 March 2003	
Quorum at the meeting (%)	85,935	

Agenda:	1. Bodies of general shareholder' meeting elections 2. Report of the Board on the fulfillment of plans and principal directions of Company's development in 2002 3. Report and conclusions approval of the Revision Committee for 2002 4. Report of the Supervisory Council for 2002 5. Approval of annual results of the Company's activity and balance sheet of the Open Joint-stock company for 2002 6. Approval of financial-economic plans for 2003 7. On Company's structure change 8. On introduction of amendments and additions to the Company's Charter 9. On introduction of amendments and additions to the main conditions regulating the Company's activity 10. Supervisory Council elections 11. Revision Committee elections 12. Approval of the signed contracts regarding pledge 13. On participation in Closed Join-stock Company "Dniprovets" capital 14. On creation of Fund of Open Joint-stock Company "Dniproenergo" veterans Social Support 15. On work of economic companies created with Open Joint-stock Company "Dniproenergo" participation 16. Approval of profit distribution rates for 2003 17. On remuneration of Supervisory Council members and Head of Revision Committee According to 2003 and 2004 results General meetings were not held, because of the enterprise being in the procedure of readjustment since 28.11.2003.

Information on dividends

Date of closing register for dividend payments (if any)	
Commencement date of dividend payments	
Termination date of dividend payments	

Information on the legal entities, whose services are used by the issuer

Type of legal entity, whose services are used by the issuer	Legal entity who carries out a professional depositary activity in keeping of non-negotiable securities owners register
Name	"Financial company "Ukrnaftogaz" open joint-stock company
Organizational-legal status	PUBLIC CORPORATION
Code under Common State Register of Enterprises and Organizations of Ukraine	24101605
Territory code in accordance with Classificatory of administrative-territorial objects of Ukrainian structure	110136600
Territory (region)	Kyiv
District	Dniprovskiy
Post code	02 090
Locality	Kyiv
Street, building	5 Praz'ka Street

Long-distance code and telephone	044 551 95 40
Fax	551 95 40
E-mail	reestr@naftogaz.com.ua
WWW-address	WWW.naftogaz.com.ua
License (permit) number for this kind of activity	AA No.558112
Date of the license (permit) issue	31.10.02
State authority which issued the license	State Commission on Securities and Stock Market

Information on the legal entities, whose services are used by the issuer

Type of legal entity, whose services are used by the issuer	Auditor (auditing firm) that renders auditing services to the issuer
Name	"Auditservis-LVF" limited liability company
Organizational and legal form	LIMITED LIABILITY COMPANY
Code under Common State Register of Enterprises and Organizations of Ukraine	23850988

Territory code in accordance with Classificatory of administrative-territorial objects of Ukrainian structure	2310137200
Territory (region)	Zaporizhzhia
District	Zhovtneviy
Post code	69095
Locality	Zaporizhzhia
Street, building	117A Lenina Avenue
Long-distance code and telephone	0612 63 01 97
Fax	63 01 97
E-mail	No data
WWW-address	No data
License (permit) number for this kind of activity	1253
Date of the license (permit) issue	26.01.01
State authority which issued the license	The Auditor` s Chamber of Ukraine

Information on substantial facts occurred during a year

Notice registration date	Summary
15.03.04	Information on suit maintaining against the issuer for the sum exceeding 10% of the authorized capital or the sum of the issuer` s fixed and current (floating) assets
27.05.04	Information suit maintaining against the issuer for the sum exceeding 10% of the authorized capital or the sum of the issuer` s fixed and current (floating) assets.
28.05.04	Information suit maintaining against the issuer for the sum exceeding 10% of the authorized capital or the sum of the issuer` s fixed and current (floating) assets.
15.07.04	Information suit maintaining against the issuer for the sum exceeding 10% of the authorized capital or the sum of the issuer` s fixed and current (floating) assets.
06.09.04	Information suit maintaining against the issuer for the sum exceeding 10% of the authorized capital or the sum of the issuer` s fixed and current (floating) assets.
01.10.04	Information suit maintaining against the issuer for the sum exceeding 10% of the authorized capital or the sum of the issuer` s

	fixed and current (floating) assets.
04.01.05	Information suit maintaining against the issuer for the sum exceeding 10% of the authorized capital or the sum of the issuer` s fixed and current (floating) assets.

INFORMATION ON THE ISSUER'S SECURITIES

Information on shares issues

Date of issue registration	Certificate number on issue registration	Name of the establishment which registered the issue	Class of the shares	Form of issue	Par value (UAH)	Number of shares (pieces)	Sum under par value (UAH)	Share in the authorized capital (%)
02.12.1998	564/08/1/98	Zaporizhzhia territorial department of SCSSMU	Regist ered ordinar y	Docum entary	25,00	392399 8	98099950, 00	100,000

Information on the issuer's bonds (for each unpaid bonds issue)

1. Interest-bearing bonds

Date of issue registration	Certificate number on issue registration	Name of the establishment which registered the issue	Par value (UAH)	Number in issue (pieces)	Form of issue	Issue sum under par value (UAH)	Interest rate (%)	Term of interests payment	Date of bond redemption
	no	no data	0,00	0	no data	0,00	0,000		
Notes:	Interest-bearing bonds were not issued								

2004 SMA 00130872

2. Discount bonds

Date of issue registration	Certificate number on issue registration	Name of the establishment which registered the issue	Par value (UAH)	Number in issue (pieces)	Form of issue	Issue sum under par value (UAH)	Date of bond redemption
	no	no data	0,00	0	no data	0,00	

Notes:	Discount bonds were not issued

2004 SMA 00130872

3. Purpose (passive) bonds

Date of issue registration	Certificate number on issue registration	Name of the establishment which registered the issue	Par value (UAH)	Number in issue (pieces)	Form of issue	Issue sum under par value (UAH)	Name of the goods (services) on the ground of which the issue was carried out	Date of bond redemption
	no	no data	0,00	0	no data	0,00	0	
Notes:	Purpose (passive) bonds were not issued							

2004 SMA 00130872

Information on other securities issued by the issuer (issue of which is subject to registration)

Date of the issue	Type of securities	Issue volume (UAH)	Amount (volume) of allocated securities on the reporting date (UAH)	Circulation and redemption conditions	Notes
	no data	0	0,00	n/a	Issue of other securities was not carried out in the reporting period. Trade of Open Joint-stock Company's shares has been carried out at the First Stock Trading System of Ukraine since 1997.

Business description

Text part.

Company's short history, important events of its development

"Dniproenergo" open joint-stock company (OJSC "Dniproenergo") is a leading power generating company in Ukraine. The main kinds of the company's activity is production of electric and thermal power energy.

OJSC "Dniproenergo" was established in the result of Ukrainian energy (power engineering) restructuring. "Dniproenergo" was registered on the 14th of July1995.

The State, in the name of Ministry of Power Engineering and Electrification of Ukraine was the founder of "Dniproenergo" company. Its assignee is Ministry of fuel and power engineering of Ukraine.

The Company includes three thermal electric power stations, namely: Kryviy Rih, Prydniprovsk and Zaporizhzhia having together 25 generating units with an aggregate installed generating capacity of 8160 MW or 29,1% of the total installed capacity of the thermal power generating station in the state.

The electric power stations are located in two industrial regions of Ukraine: Zaporizhzhia and Dnipropetrovsk regions, where such energy intensive branches as machinery building, metallurgy, mining are developed, that ensures sales of the generated electric power.

The authorized capital of the Company equals 98099950 UAH. It is divided into 3923998 ordinary registered shares with par value of 25 UAH each.

The shares of "Dniproenergo" open joint-stock company have been included in the listing of the First Stock Trading System of Ukraine (FSTSU) since 1997.

The Company executed program of issuance of American depository receipts (ADR) of the 1st level.

The electronic information system SAP R/3 functions in the Company that allows to make management decisions on the basis of true and on-line information.

Information on organizational structure of the issuer

"Dniproenergo" open joint-stock company includes:

- Kryviy Rih thermal power station (installed capacity - 2820 MW), located in the territory of Dnipropetrovsk region in 20 kilometers to the West from the regional center, Apostolovo town, and in 2 kilometers from the town of Zelenodol`s`k.

- Zaporizhzhia thermal power station (installed capacity - 3600 MW) and Energodar combine of social-domestic services (CSDS), located on the territory of Zaporizhzhia region in 140 kilometers to the South from the regional centre of Zaporizhzhia, and 3 kilometers from the town of Energodar.

- Prydniprovs`k thermal power station (installed capacity - 1740 MW), located on the territory of Dnipropetrovsk region in the city of Dnipropetrovsk.

Energodar combine of social-domestic services (CSDS) was established with the aim of non-industrial activity separating from industrial one on the basis of subdivisions of thermal electric power stations' non-industrial activity; the decision of its liquidation was made on 01.01.2005.

In correspondence with the Law of Ukraine "On the objects of state and municipal (community) property assignation" No. 147/98BP dated 03.03.1998, in virtue of Energodar municipal council` s session decisions No. 3 dated 08.10.2003 and No. 8 dated 20.10.2004 it has been carried out an assignation of dwelling stock and other objects of social sphere of OJSC "Dniproenergo" into municipal (community) property of the territorial public (community) in Energodar town.

OJSC "Dniproenergo" includes the following subdivisions (organization departments) for providing technical maintenance:
"Dniproenergoremont" (repair of technical equipment),
"Dniproenergospetsremont" (reconstruction of buildings and structures),
"Dniproenergoautotrans" (transportation (conveyance) services),
"Dniproenergonaladka" (meters and communication lines maintenance),
"Zagin Ohorony".

Prydneprovsk combine of social-domestic services (CSDS) has been liquidated since 01.04.04, and objects of the housing stock and other objects of social sphere are being assigned into the municipal (community) property of the territorial community (association) of Dnipropetrovsk, in correspondence with the Law of Ukraine "On legal objects of state and municipal property assignment" No. 147/98BP from 03.03.1998 in virtue of Dnipropetrovsk municipal council` s session decision No. 3535 from 20.11.2003.

The Creditors' Committee of OJSC "Dniproenergo" made a decision on 21.10.04 to terminate an activity of structural subdivisions (organization department) of OJSC "Dniproenergoas objects, keeping them in the structure of OJSC "Dniproenergo". OJSC "Dniproenergo"` s structural subdivisions (organization developments), namely Zaporizhzhia thermal power station, Prydniprovsk thermal power station and Kryviy Rih thermal power station were reorganized by the means of their transformation into structural (integral) industrial subdivisions.

Description of accounting policy

Bookkeeping at the enterprise is carried out in correspondence with the requirements of the Law of Ukraine "On bookkeeping and financial accounting in Ukraine" number 996-XIV from 16.07.1999, National Provisions (standards) of bookkeeping and normative documents (deeds), which regulate system of bookkeeping and financial reporting in Ukraine.

The accounting policy of the enterprise is a complex of principles, methods and procedures, which are applied by the enterprise for reporting and financial reports submission. It was independently worked out in accordance with the requirements of legislative and normative acts on bookkeeping and reporting.

On the ground of the order of OJSC "Dniproenergo" No. 132-a from 29.11.2000 an Instruction of the enterprise's accounting policy was confirmed which is an internal normative document. During the current year accounting policy wasn't changed.

Purchased (formed) fixed assets in 2004 were set off to the enterprise's balance by their basic value, determined under the requirements of 7-14 items of regulation (standard) of bookkeeping No.7 "Fixed assets", depending on the way of purchasing (obtaining).

Realization (sale), liquidation and other replacement of fixed assets are reflected in bookkeeping in accordance with the requirements of the provisions (standard) of bookkeeping No.7.

Expenses on repair of fixed assets during the current year for an object maintenance which are in working condition and primary determined sum obtaining of future economic benefits from its usage are reflected in bookkeeping in correspondence with the requirements of the provisions (standard) of bookkeeping accounting No.7 and regulation (standard) of bookkeeping accounting No.16 "Expenses".

Expenses connected with fixed assets improvement (modernization, reconstruction, etc.) which lead to increasing of future economic benefits, are reflected in bookkeeping under the requirements of the provisions (standard) of bookkeeping No.7 as increasing of fixed assets' initial cost. It has been carried out a post-estimation of the fixed assets. Initial cost of the fixed assets was increased by 113089,0 thousand UAH. Fixed assets by the date of the balance are reflected at their fair cost, excluding certain objects of the fixed assets.

Amortization of the fixed assets and intangible assets was charged by a straightforward method; amortization on a specific object of fixed assets – ground – wasn't charged.

Purchased (formed) intangible assets were accrued to the company's balance by their initial (basic) value in accordance with the requirements of 11-18 items of regulation (standard) of bookkeeping No.8. In correspondence with the item 8 of regulation (standard) of bookkeeping No.8 intangible asset, that doesn't correspond to the criteria of acknowledgement, wasn't reflected in balance.

Amortization of intangible assets was calculated by a straightforward method.

The order of acknowledgement, estimation and reflection in financial reporting of inventories was carried out in accordance with the requirements of:
regulation (standard) of bookkeeping No.2 "Balance",
regulation (standard) of bookkeeping No.9 "Stocks (inventories)",
regulation (standard) of bookkeeping No.16 "Expenses",
regulation (standard) of bookkeeping No.19 "Fusion of enterprises"
and company's accounting policy.

Financial investments into associated and branch enterprises were recorded under the method of participation in the capital. Other financial investments were accounted under the prime cost. The composition, structure, accuracy and estimation of the financial investments correspond to the requirements of the regulation (standard) of bookkeeping No.12 "Financial investments", regulation (standard) of bookkeeping No.2 "Balance" and other normative documents and company's accounting policy.

Expenses were reflected in book keeping simultaneously with reduction of assets or increase of liabilities.

Extract from the auditor` s conclusion

1. Analysis of the company's liquidity:

Cover ratio (Cr) on 01.01.04 equals 0,377; on 31.12.04 - 0,438.

It means that on 31.12.04 the enterprise wasn't able to pay off its current liabilities. At the beginning and at the end of the year the indicator is lower than the normative value – 1,0.

Ratio of quick liquidity (Rql) on 01.01.04 equals 0,295; on 31.12.04 – 0,339. Thus on 31.12.04 the enterprise wasn't able to pay off its current liabilities on account of the most liquid circulating assets. At the beginning and at the end of the year the ratio is lower than the normative value – 0,6-0,8.

Absolute liquidity ratio (Alr) on 01.01.04 equals 0,005, on 31.12.04 – 0,021. The value of absolute liquidity ratio indicates that the enterprise is able to pay off immediately a scanty part of its current liabilities.

Net circulating capital (Ncc) on 01.01.04 states (-1464405,0) thousand UAH, on 31.12.04 – (-1231692,0) thousand UAH. The ratio's values indicate the absence of the net circulating capital at the beginning and at the end of the year; thus the enterprise isn't able to pay off its current liabilities and extend its activity.

2. Analysis of the enterprise's solvency (financial solidity):

Solvency ratio (autonomy) (Sra) on 01.01.04 equals 0,096, on 31.12.04 – 0,115. The share of the own capital in the total sum of resources, advanced into the enterprise's activity during 2004, was considerably lower than the normative value of 0,5.

Financing ratio (Fr) on 01.01.04 equals 9,379, on 31.12.04 – 7,719. The enterprise's dependence upon outside means is very high at the end of the year – 7,719 with the normative value lower than 1.

Cover ratio of its own current assets (CRoca) on 01.01.04 states (-1,651), on 31.12.04 – (-1,281). The enterprise has a negative index of its own circulating assets cover at the beginning and at the end of the year with the normative value of more than 0.

Maneuverability ratio of its own capital (MRoc) on 01.01.04 equals (-5,364), on 31.12.04 – (-3,940). The ratio's value indicates instability of the enterprise's financial condition (circumstances) at the beginning and at the end of the reporting year.

This piece of information reflects an actual and complete concept (representation) about real structure of OJSC "Dniproenergo"' s assets and liabilities. Form of bookkeeping, its accounting and established accounting policy corresponds to legislative and normative requirements.

Financial report is prepared on the basis of actual bookkeeping data, corresponds to determined (stipulated) requirements of current legislation of Ukraine and established accounting policy.

Financial reporting reflects reliable (authentic) and complete financial information about the company on 31.12.2004 in correspondence with the legislative and normative requirements regarding bookkeeping and reporting in Ukraine, really (actually) and exactly displays the enterprise's financial standing.

Analysis of the financial standing authenticates about stable current insolvency of OJSC "Dniproenergo". Resources and high liquid assets are not enough for the current debts settlement.

Auditing conclusion No.29/03-05 dated 29.03.2005 was executed by "Auditservice-LVF" limited liability company, certificate on entering into the register of auditors` firms No.1253 dated 26.01.01. Address is: 117a Lenin Avenue, Zaporizhzhia, P.O. 69095

Information on main types of the products or services produced or rendered by the issuer, prospect of certain goods production, services rendering

The company's main activity type is electric and thermal power generation.

During the reporting year it was produced (generated):

- 13060,269 mln. KWh of electric power energy;
- 898,901 thousand Gkal. of thermal power energy.

An average tariff for sold products equaled:

- 14,13 kop./KWh for electric power energy, which is by 1,87 kop./KWh higher than in 2003 (tariff in 2003 made up 12,26 kop./KWh)
- 53,66 UAH/ Gkal. for thermal power energy, in 2003 – 49,88 UAH/Gkal.

Total prime cost of electric power energy made up 13,06 kop./KWh, under the plan of 12,96 kop./KWh. Total prime cost of thermal power energy in 2004 stated 87,9 UAH/Gkal (plan - 80,71 UAH/Gkal).

In comparison with the report of 2003 total prime cost of product unit was increased:
- by 1,27 kop./kWh for electric power energy,
- by 9,14 UAH/Gkal for thermal power energy.

Profitability of the products production of basic activity amounts 6,59%, in particular, profitability of electric power energy production equals 8,3% and thermal power energy – minus (-38,95%).

Information on important issues (problems), which influence the issuer's activity

OJSC "Dniproenergo"` s activity is considerably influenced by the following unsolved issues (problems):

- lack of effective legislative – legal basis for the operation of Wholesale Electric Power Market,
- lack of influence upon non-payers and legal responsibility before generating companies;

- huge sum of account receivable and account payable ;
- deficit of resources due to the incomplete payments for the sold electric power;
- absence of efficient fuel market;
- regulation of tariffs for electric power without taking into account the company's needs;
- political approach to the tariffs' formation.

In correspondence with the approval of Economic Court of Zaporizhzhia region dated 28.11.2003 the procedure of OJSC "Dniproenergo" reorganization was introduced. All authorities of the company's management bodies were transferred to the Manager of Reorganization.

Information on facts of penalties payment and compensations for violation (break) of the current legislation

In correspondence with the clauses 4, 11, 13, 36, 37, 63 of the Law of Ukraine "On animal world" and items 54, 55 of the Cabinet of Ministers` s of Ukraine Resolution No.1192 dated 28.09.1996 "On confirmation of the temporary order of fish industry and fishing execution" Dnipropetrovsk regional state fish inspection was paid a compensation of losses caused to Dnipropetrovsk water storage's ecosystem from operation of coast pump stations of Prydneprovsk Thermal Power Electric Station in sum of 8153,49 UAH.

Description of the chosen policy regarding the issuer's activity financing

OJSC "Dniproenergo" activity financing is carried out in correspondence with the bank funds budget, approved by the management. Expenses for labor remuneration are fully financed in the amount of these expenses. All other items of expenses are financed within the limits of planned expenses under this item.

Improvement of the company's liquidity is possible under condition of opportune and full payments for electric power, produced (generated) and sold by the company.

Information on the value of signed, but still not fulfilled Contracts (agreements)

JSC "Dniproenergo" sells electricity, produced by the company's electric power stations to the Wholesale market of electricity of Ukraine in correspondence with the Contract between the members of the Wholesale market of electricity.

In accordance with the plan for 2004 it has been stipulated a production of 14170 mln KWh of electric energy. Actually it was generated 13060,269 mln. KWh.

Forecasts and plans about the issuer` s activity for at least a year

OJSC "Dniproenergo" includes 25 power units with an aggregate installed generating capacity of 8185 MW.
In accordance with the OJSC "Dniproenergo"` s order No.46 from 09.09.97 "On structure and terms of the equipment preservation taking into account the prognosis of energy consumption" power units No.12 of Prydniprovska TEPS, No.7, 9, 10 of Kryviy Rih TEPS and No.6 of Zaporizhzhia TEPS were taken out into a long-term reserve, taking all measures regarding the equipment preservation.

Taking into account an impossibility of overhaul carrying out with change of defective blocks and details of boilers and turbines in connection with the absence of proper financing the unit No.14 of Prydniprovsk TEPS has been taken out into a long-term reserve since 31.12.01 in correspondence with the approval of Ministry of Fuel and Power engineering of Ukraine (letter No.32-01/4-1-2946 from 04.12.01).

After repair fulfillment with reconstruction of electric filters, an introduction (launching) of the unit 300 MW, No.4 of Kryviy Rih TEPS since 1.04.2005 is planned.

Within the framework of allotted financing for 2005 it has been planned to carry out some repairs of 15 power units, including:
- units No.7, 8, 9, 10, 11, 13 of Prydniprovsk TEPS;
- units No.2, 3, 4, 6 of Kryviy Rih TEPS;
- units No.1, 2, 3, 4, 5 of Zaporizhzhia TEPS.

Within the framework of allotted financing for 2005 it has been planned to carry out some repairs of 15 energy units, including:
- units No.7, 8, 9, 10, 11, 13 of Prydniprovsk TEPS;
- units No.2, 3, 4, 6 of Kryviy Rih TEPS;
- units No.1, 2, 3, 4, 5 of Zaporizhzhia TEPS.

Other piece of information that may be essential for the investor's estimation of the issuer's financial standing and activity results

Increasing of electrical energy production for 2004 equaled 1%. Share of electrical energy production by nuclear electric power stations has been increased by 4% for the last four years and in 2004 amounted 48% of the total volume of electrical energy, supplied into the united energy system of Ukraine; share of thermal electric power stations' production decreased by 4% to 45,5% in 2004.

In connection with the introduction of two nuclear units with an aggregate installed generating capacity of 2000 MW, which are the basic capacities, the situation with irregularity covering at the time-table of electric power consumption intensifies due to insufficient number of maneuver and maximum (peak) capacities. The meaning of power units of TEPS, as maneuvering capacities, increases.

Main factors affecting business activities of the issuer

Group of Factors	Problem Description	Level of effect on the issuer's activities*			What projected changes may affect the Company
		Little effect	Average effect	Considerable effect	
Political	Political approach to the formation of tariffs results in the approval of tariffs without taking into account the increased value of fuel, inflation, provision of benefits with respect to the payment for power without any compensation.			X	n/n
Financial and economic	Imperfection of applicable legislation allowed during long time to consume electric power without its due and full payment that resulted in the budget of all companies. permanent shortage of working capital, increase of receivables and payables before			X	Changes introduced into the power legislation as for non-payers and restructuring of debts of power generating companies.

Production and technological	Insufficient technical conditions of electric power plants, electric and thermal network. 95% of power units of TPPs worked out their rated life, and 72% - their critical life. There are no effective fuel market.			X	n/n
Social	Reduction of labor remuneration level.	n/n	n/n	n/n	n/n
Environmental	Pollution emissions to the air, wastes into surface waters. Placement of wastes.		X		Reconstruction of electrical filters of unit of TPP will cause the reduction of ash emissions environmental

*"X" should be put in respective column

Information on the most affective competitors – manufacturers of the main products.

Product	Competitor	Competitor`s country of origin	Level of competition*		
			Insufficient effect	Average effect	Considerable effect
Electric power	Donbasenrgo	Ukraine	X		
Electric power	Zahidenergo	Ukraine		X	
Electric power	Skhidenergo	Ukraine		X	
Electric power	Centreenergo	Ukraine		X	

*"X" should be put in respective column

Information on main products (services) produced by the issuer

Name of product (type of product)	Trademark, under which product is sold	Patent and other legal protection of products (invention and licenses used in the production)	TNZED code of goods (goods group)	Measurement unit	Production volume in natural units	Production volume in monetary form (at current prices) (thousand,UAH)	Net income (proceeds) from the sale for the reported period (thousand, UAH)
Electricity	**n/n**	**n/n**	2716 00 00	million kWh	13060,300	1 698307, 000	1 698307, 000
Heat	**n/n**	**n/n**	2716 00 00	thousand gCal	898,900	34753, 000	34753, 000
Other goods (services):						5705,0.00	5705,000
Total:						**1738765, 000**	**1738765, 000**

Information on raw materials base and main characteristics of consumers of the issuers products (services) and broken up by regions of Ukraine and external markets

Name of product (type of product)	Production raw materials base (Ukraine, CIS countries, foreign countries)	Share in total amount of sales (region of sales) (%)		
		Ukraine	CIS countries and Baltic states	Foreign countries
Electricity	Coal	100.0	0.0	0.0
Elektricity	gas	100.0	0.0	0.0
Electricity	mazut	100.0	0.0	0.0
	Total:	**100,0**	**0.0**	**0.0**

INFORMATION ON THE PROPERTY STATUS AND FINANCIAL AND BUSINESS ACTIVITIES OF THE ISSUER

Information on the fixed assets of the issuer (by residual cost)

Description of fixed assets	Own fixed assets (thousand hrv.)		Leased fixed assets (thousand hrv.)		Total fixed assets (thousand hrv.)	
	Period beginning	Period end	Period beginning	Period end	Period beginning	Period end
1. Production facilities:	1678138,300	1625308,400	0,000	0,000	1678138,300	1625308,400
-buildings and structures	664648,600	647874,900	0,000	0, 000	664648,600	647674,900
-machinery and equipment	995133,500	961396,800	0, 000	0, 000	995133,500	961396,800
- means of transportation	4835,700	5388,800	0, 000	0, 000	4835, 700	5388,800
-other	13520,500	10647,900	0.000	0.000	13520,500	10647,900
2. Non - production facilities	72712,700	24841,600	0,000	0.000	72712,700	24841,600
-buildings and structures	71098,700	23485,900	0.000	0.000	71098,700	23485,900
-machinery and equipment	189,100	77,200	0.000	0.000	189,100	77,200
-means of transportation	491,900	429,600	0.000	0.000	491,900	429,600
-other	933,000	848,900	0.000	0.000	933,000	848,900
Total:	**1750851,000**	**1650150,000**	**0,000**	**0,000**	**1750851,000**	**1650150,000**

Explanation: In 2004 degree of wear of the basic means accounted for 79%.
Degree of wear of the basic means of the industrial purpose: buildings and structures -57 %; machines and equipment - 85 %: vehicles - 90 %.
The basic means are used on 98,7 %, 0,1 % - rented, 1,2 % - temporarily are not used.
Buildings and plants, situated in Zaporozhye, Energodar, Dnepropetrovsk and Zelenodolsk are leased for the term from 1 to 3 years. The tenants are the legal persons of different kinds of ownership, private interpreneurs and public organizations.
There is no information about leased fixed assets in the table because according to П(С)БО 14 "Rent" the objects which are on operating lease will be represented by tenant on the book-keeping off-balance account. The enterprise rents fixed assets on the total sum of 2928,6 thousand hrv. – for the accounting period beginning, 2337,2 thousand hrv. – for the accounting period end, namely: buildings and structures (the sum of 1,2 thousand hrv. for the accounting period beginning and end), machinery and equipment (the sum of 94,6 thousand hrv. for the accounting period beginning and end), means of transportation (the sum of: 2832,8 thousand hrv. – for the accounting period beginning and 2241,4 thousand hrv. – for the accounting period end).

t is impossible to render more detailed information because of its great volume. But we inform about the following on the biggest agreements. Under the lease greements since 20.12.1999 № 396-ДПО/05, since 31.01.2000 №№ 78-ДПО/05 and 79-ДПО/05, since 02.10.2000 № 884-ДПО/05, since 23.05.2002 № 295-ДПО/25, since 19.09.2002 № 2026-ДПО/25, since 18.04.2003 №№ 1-ДА/03/772-ДПО/25, 2-ДА/03/770-ДПО/25, 3-ДА/03/769-ДПО/25, 4-ДА/03/771-ДПО/25, 5-ДА/03/768-ДПО/25, since 29.09.2004 №2125-ДПО/25, since 25.10.2004 №2336-ДПО/25 JSC "Dniproenergo" rents means of ransportation from CJSC "Dniproline". There are no debts under lease agreements. Under the operative rent agreement since 14.11.2002г. № 2290/1-ДПО/15 SC "Dniproenergo" rents from CJSC "Dniproline" vibroequipment. The debt on the agreement is 4,5 thousand hrv..;

contract has been concluded between JSC "Dniproenergo" and CJSC "Dniproline" on coal supply under № 1826 since 31.08.2004. The sum of the contract s 900 thousand hrv., there are no debts.

During the accounting year the fixed assets on the sum of 24970 thousand hrv., incl.: acquired – the sum of 2412,9 thousand hrv., modernized - the sum of 1640,0 thousand hrv. have been received. Additional estimation of the fixed assets comprises 113089, 2 thousand hrv. Fixed assets on the sum of 94441, 0 housand hrv. dropped out, inc. sold – 316,1 thousand hrv., written off – 3600,1 thousand hrv., delivered free of charge – 90524,8 thousand hrv.

Jnder the decree of Economic court of the Zaporozhye region since 28.11.2003 the procedure of sanitation of JSC "Dniproenergo" was introduced. Powers of he company operating control are delivered to the sanitation manager. Under the Law of Ukraine "About reestablishment of the debtor paying capacity or cknowledgement of his insolvency" the rights on the debtor property disposition were delivered to the sanitation manager.

nformation on the issuer's liabilities

Types of obligations	Occurrence date	Amount of Outstanding debts (thousand hrv.)	Percent for means usage (% annual interest)	Repayment date
Bank loans	X	89105,000	X	X
Including:				
World bank credit	26.11.97	89105,000	0,000	15.11.13

Types of obligations	Occurrence date	Amount of Outstanding debts (thousand hrv.)	Percent for means usage (% annual interest)	Repayment date
Notes: Percent is paid from the basic part of the loan used and outstanding, for each period of percent charge, using for each period charge of the rate which is equal to the basic rate LIBOR plus general spread LIBOR.				
Liabilities under securities	X	0,000	X	X
including: under bonds (per each issue):	X	0,000	X	X
bonds were not issued		0,000	0,000	
Notes: the company did not issue the bonds				
under bills (total)	X	93485,000	X	X
under financial investments into corporate rights (per each type):	X	0,000	X	X
N/d		0,000	X	
Notes: n/d				
Tax obligations	X	395338,000	X	X
Financial aid on regress basis	X	0,000	X	X
Other liabilities	X	1834403,000	X	X
Total liabilities	X	2412331,000	X	X

Notes: to other liabilities refer: other long-term liabilities in amount of 129994,0 thousand hrv., current indebtedness for the long – term liabilities in amount of 184 889,0thousand UAH account payable and goods and services in amount of 1220812 thousand hrv., current liabilities on payments (except payments with the budget, which in full amount refer to tax obligations).

Attachment 14

Appendix

to the Accounting Form (standard) 2

		CODES
	Date (year, month, day)	2004.12.31
Enterprise: the OJSC "Dniproenergo"	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
Form of ownership: state corporative	as to KFV	30
Government body: National joint-stock company "Energy company of Ukraine"	as to SPODU	6024
Branch: industry	as to ZKGNG	11110
Type of economic activity: Manufacture of the electric power at thermal power stations	as to KVED	40.10.1
Measuring unit: hrv. thousand	Controlling amount	
Address: Zaporizhzhya, Hrebelna Str., 2.		

BALANCE SHEET OF THE COMPANY

For 31.12.04

Form No 1 as to DKUD 1801001

ASSETS	Row code	For the accounting period beginning	For the accounting period end
1	2	3	4
I Non-negotiable assets			
Intangible assets:			
Residual value	010	2434	2031
Initial value	011	3330	3331
Cumulative depreciation	012	(896)	(1300)
Uncompleted construction	020	78683	86522
Fixed assets:			

Residual value	030	1750851	1650150
Initial value	031	7945950	7989568
Demolition	032	(6195099)	(6339418)
Long-term financial investments:			
Which are accounted under the method of other companies sharing the capital	040	6278	6183
Other financial investments	045	114	114
Long-term debt receivable	050	55	52
Delayed tax assets	060	107210	18608
Other non-negotiable assets	070	0	0
Goodwill on consolidation	075	0	0
Section 1 total	080	1945625	1763660
II Negotiable assets			
Reserves:			
production reserves	100	192094	216474
Animals under growing and feeding	110	0	0
uncompleted production	120	100	56

finished product	130	0	0
Goods	140	89	95
Promissory notes received	150	51911	51911
Debt receivable for goods, works, services:			
net purchase value	160	567913	578684
initial value	161	2833690	2849342
doubtful debts reserve	162	(2265777)	(2270658)
Debts receivable on settlements:			
with the budget	170	3353	563
on granted advance	180	5623	7190
on calculated income	190	0	0
Of internal settlements	200	0	0
Other current debt receivable	210	11789	10468
Current financial investments	220	0	0
Money resource and its equivalents:			
in national currency	230	12730	46509

ı foreign currency	240	0	0
⁾ther negotiable assets	250	41279	49588
ection 2 total	260	886881	961540
I Expenses of future periods	270	1295	834
;alance	280	2833801	2726034

LIABILITIES	Row code	For the accounting period beginning	For the accounting period end
1	2	3	4
OWN CAPITAL			
Charter (capital)	300	98 100	98 100
hare capital	310	0	0
ddditional invested capital	320	0	0
)ther additional capital	330	2046283	2107482

Reserve capital	340	34605	34605
Undistributed profit (uncovered loss)	350	-1905957	-1927541
Unpaid capital	360	(0)	(0)
Withdrawn capital	370	(0)	(0)
Saved course difference	375	(0)	(0)
Section 1 capital	380	273031	312646
Minority part	385	0	0
II. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0	0
Other securities	410	0	0
The sum of insurance reserves	415	0	0
The sum of reinsurers parts in insurance reserves	416	(0)	(0)
Target - oriented financing	420	0	0
Sections 2 total	430	0	0
III. LONG - TERM LIABILITIES			
Long term bank credits	440	99492	89105
Other long-term finance liabilities	450	0	0
Delayed tax obligations	460	0	0

)ther long-term liabilities	470	109706	129994
;ection 3 total	480	209198	219099
V. CURRENT LIABILITIES			
;hort term bank credits	500	72999	
Current indebtedness under long term liabilities	510	201305	184889
ssued bills	520	100695	93485
Debt receivable for goods, works, services	530	1327367	1220812
Current liabilities for settlements : n received advance payments	540	7833	956
vith the budget	550	358543	395338
n non-budgetary payments	560	50986	50986
n insurance	570	2566	770
n salaries	580	6785	5786
vith participants	590	34779	34779
n internal accounts	600	0	37
)ther current liabilities	610	187428	205394
;ection IV total	620	2351286	2193232
'. REVENUES OF FUTURE PERIODS	630	286	1057

Balance	640	2833801	2726034

Notes: The financial accounting of the enterprise is made according to the current legislation on book keeping and financial accounting.

The financial investments to associated and branches are taken into account on the method of shares participation in the capital and on 31.12.2004 comprise 6183,0 thousand hrv. Other financial investments are estimated under the cost price and on 31.12.2004 comprise 114,0 thousand hrv.

The OJSC "Dniproenergo" has:

- share in its own capital (41%) of CJSC “Dniproline” amounted to 932,0 thousand hrv., the losses of OJSC "Dniproenergo" from participation in the capital of CJSC “Dniproline” amounted to 95,7 thousand hrv.;
- share in its own capital (70,6%) of CJSC “Dniprovets” amounted to 951 52 thousand hrv. (initial cost). Owing to the fact that OJSC “Dniprovets” did not deliver OJSC "Dniproenergo" the annual accounting of income and losses defining off the change of a real cost of financial investments for 2004 id impossible...

Except for the financial investments taken into account on the participation method of the capital there are also another financial investments amounted to 113,7 hrv., which were invested in securities of commercial bank “Aval” and which are considered at cost price. These investment contributions do not make profit, because since 2000 the bank profits are directed to the reserve fund. Since 2000 till 2004 the dividends were not added.

Accounting, the estimation of the long-term obligations correspond to the requirements of П(С)БО 11 “Liabilities”, requirements of standard documents on representation these requirement in accounting and financial accounting. Long-term obligations on 31.12.2004 comprise 219099,0 thousand hrv. Including long – term bank credits – 89105,0 thousand hrv., another long-terms liability – 129994,0 thousand hrv. Accounting, estimation of the current obligations correspond to the requirements of Accounting standards 11 “Liabilities”, requirements of standard documents on representation these requirement in accounting and financial accounting. Current obligations on 31.12.2004 comprise 2193232,0 thousand hrv.

The definition and estimation of actuality debt receivable correspond to the requirements of П(С)БО Accounting standards 10 “Debts receivable”. Long-terms debt receivable on 31.12.04 comprises 52,0 thousand hrv. Debt receivable on accounts on 31.12.04 comprises 7755,0 thousand hrv. The initial value of debt receivable for the goods, works and services comprises 2849342,0 thousand hrv. on 31.12.04. Another current debt receivable on 31.12.04 comprises 10468,0 thousand hrv.

In conformity with П(С)БО Accounting standards 10 the reserve amount of doubtful debts for its establishment to the financial accounting for 2004 was defined, which composed 4881,0 thousand hrv.

Manager Popov Sergiy Andrievich

OJSC “Dniproenergo”
Ukraine, Zaporozhye
Code №00130872

Chief accountant Hushin Anatoliy Michailovich

Attachment 15

CODES

Date (year, month, day) 2004\ 12\ 31

Enterprise: **the OJSC "Dniproenergo"** as to EDRPOU 00130872

Territory: Zaporizka oblast as to KOATUU 2310136900

State management authority: National joint-stock cjmpany

"Energy company of Ukraine" as to SPODU 6024

Branch: industrial as to ZKGNG 11110

Type of economic activity: Manufacture of the electric power as to KVED 40.10.1

Measuring unit: UAH thousand Controlling amount

REPORT ON FINANCIAL RESULTS

Form No. 2 as to DKUD 1801003

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales revenue (goods, works, services)	010	2 086518	2 144899
Value added tax	015	(347 753)	(357473)

Excise duty	020	(0)	(0)
	025	( )	(62)
Other use of revenue	`030	(0.0)	(0.0)
Net revenue of sold products (work, services)	035	1 738765	1787364
Costs for production of sold products (work, services)	040	(1 597 377.0)	(1 709 200.0)
Gross: - profit	050	141388	78164
- losses	055	(0.0)	(0.0)
Other operational revenues	060	9694	199020
Administrative expenses	070	(34186)	(31720)
Commercial costs	080	(2062)	(1327)
Other operational costs and expenses	090	(39302)	(282867)
Financial results of operational activity: - profit	100	75532	0
- losses	105	(0.0)	(38730)
Revenues from sharing in the capital	110	0.0	53.
Other financial revenues	120	0.0	0.0
Other revenues	130	47974	36890
Financial losses	140	(9030)	(19634)
Losses from sharing in the capital	150	(95)	(296)
Other losses	160	(52950)	(38721)

inancial results of usual activity:			
total profit	170	61431	0
total losses	175	(0.0)	(60491)
rofit tax	180	89261	2251
ıcome tax profit from usual activity	185	0	0
inancial results of usual activity:			
profit	190	0	0
losses	195	(27830)	(62742)
Jnusual: - profit	200	0.0	0.0
losses	205	(0.0)	( )
'ax from unusual profit	210	0.	0.
Iinority share	215	0	0
Iet:			
profit	**220**	**0**	**.0**
losses	**225**	**(27830)**	**(62742)**

2. Production Costs (Turnover Costs)

Description	Row Code	Accounting year	Past year
1	**2**	**3**	**4**
Iaterial costs	230	1294216	1407358
;alary expenses	240	116283	107102
\llocations for social arrangements	250	43525	39394

›preciation	260	186998	196351
her costs	270	30401	242538
›tal	**280**	**1671423**	**1992743**

3. Calculation of shares profitability

Description	**Row code**	**Accounting year**	**Past year**
1	**2**	**3**	**4**
uantity of common shares	300	3 923 998.	3 923 998.
djusted quantity of common shares	310	0.0	0.0
et profit per one common share	320	0.0	0.0
djusted net profit per one share	330	0.0	0.0
ividends per one common share	340	0.0	0.0

ne classification of the incomes in book keeping for accounting year meets the requirements to the national Accounting Standards 15 « Incomet»
income of realization of production (goods, works and services) has made UAH 2086518000,0
other operational incomes account for UAH 9694000, 0
other incomes account for UAH 47974000. 0
ncome structure and their display in the financial reporting corresponds to the requirements to the national Accounting Standards 3 "The report about financial esults"

ead Manager [signature] Popov Sergiy Andriyovych

hief Accountant [signature] Huschin Anatoliy Mikhailovych

CODES

Date (year, month, day) 2004\ 12\ 31

Enterprise: **the OJSC "Dniproenergo"** as to EDRPOU 00130872

Territory: Zaporizka as to KOATUU 2310136900

State management authority: NJSC «ECU » as to SPODU 6024

Branch: industrial as to ZKGNG 11110

Type of business activity: thermal power plants as to KVED 40.10.1

Measuring unit: UAH thousand Controlling amount

CASHFLOW REPORT

For the year 2004

Form No.3 DKUD Code 1801004

Article	Code	For reported year		For previous year	
		Proceeds	Expenses	Proceeds	Expenses
1	2	3	4	5	6

1. Flow of funds as a result of operational activities

Profits (loss) from general activity before tax payment	010	61431	0.0	0	60491.0
Adjustment for: fixed assets depreciation	020	186998	X	196351	X
increased (decreased) security	030	0.0	0.0	0.0	.0
profit (loss) from unreleased switch rates	040	0	0	16	0
profit (loss)from non-operational activities	050	5605	0	2127	0
Interest payment expenses	060	8496	X	19621	X
Profit (loss) from operational activities prior to change in frequent circulating assets	070	262530	0	157624	0
Decreased (increased): circulating assets	080	0.0	40260	0	33933
deferred expenses	090	461	0	0	1197
Increased (decreased): current liabilities	100	0	71022	0	73760
deferred incomes	110	771	0	0	13
Cash funds from operational activity	120	152480	0	48721	0.0
Paid: - interest	130	X	5517	X	15094

- profit tax	140	X	.0	X	40682
Net flow of funds prior to emergency events	150	146963	0	0	7055
Flow of funds from emergency events	160	0.0	0.0	0.0	0.0
Net flow of funds from operational activiti	**170**	**146963**	**0**	**0**	**7055**
2. Flow of funds as a result of investment activities					
Sale of: financial investments	180	.0	X	14455	X
fixed assets	190	385	X	93	X
property complexes	200	0.0	0.0	0.0	0.0
Received: interest	210	0.0	X	0.0	X
Dividends	220	0.0	X	0.0	X
Other proceeds	230	373	X	22.0	X
Acquisition of: financial investments	240	X	0.0	X	.0
fixed assets	250	X	34585	X	26054
property complexes	260	X	0.0	X	0.0

Other payments	270	X	534	X	.0
Net flow of funds from emergency events	**280**	**0.0**	**34361**	**0**	**11484**
Flow of funds from emergency events	290	0.0	0.0	0.0	0.0
Net flow of funds from investment activitie	**300**	**0.0**	**34361**	**0.0**	**11484**
3. Flow of funds as a result of financial activities					
Proceeds of own capital	310	0.0	X	0.0	X
Received loans	320	276464	X	236167	X
Other proceeds	330	0.0	X	0.0	X
Repayments of loans	340	X	349463	X	217623
Paid dividends	350	X	0	X	0.0
Other payments	360	X	5 824.0	X	1 226.0
Net flow of funds prior to emergency events	370	.0	78823	17318	0
Flow of funds from emergency events	380	0.0	0.0	0.0	0.0
Net flow of funds from financial activity	390	.0	78823	17318	0
Net flow of funds for the reported period	400	33779	0	.0	1221
Balance of funds for the beginning of year	410	12730	X	13967	X

Influence of currency rate changes on balanc of funds	420	0	.0	0	16
Balance of fund at the end of year	430	46509	X	12730	X

Notes : According to the accounting policy accepted by the OJSC "Dniproenergo" the cash funds and their equivalents are cash means available in cash department and en route as well as the amounts available on bank accounts of the enterprise.

During 2004 cash funds entered to current accounts of the enterprise OJSC "Dniproenergo" , utilization of which was determined by the decision КМУ and HKPE and accordingly restricted for company `s utilization. Their total amount makes 2370 537, 0 thousand UAH

The following differences take place as compared with " Cash-flow report " attached to the audit report :

Accounts payable for the year 2003 were corrected and as a result contributions were increased by 2442, 0 thousand UAH , thus the raw 100 Column 6 of the above Form the corresponding value have been accordingly increased by the amount of accounts payable correction - by 2442, 0 thousand UAH (as compared to the value specified in the Form attached to the audit report , that makes 71318, 0 thousand UAH).

The values specified in raw 150 and 170 , column 6, have been accordingly increased by the same amount (2442, 0 thousand UAH) , while in the Form attached to the auditor report the corresponding value equals 4613,0 thousand UAH). Taking into account calculation algorithms the value of raw 120, column 5, should either be changed (as compared to the value specified in the Form attached to the audit report , that makes 51163, 0 thousand UAH).

Besides according to the calculation algorithm used for Form 3 calculation by means of the present software thee value of raw 110, column 3, should be equal to the value of raw 630, column 4 of the " Company balance " minus the value of raw 630, column 3 of the balance. Namely : 1087 -286 = 771 thousand UAH .

Though according to the Order of the Ministry of Finance of Ukraine No. 731 d.d. 22.11. 2004 " About approval of certain normative –and –legal instruments of the Ministry of Finance of Ukraine on accounting " and in conformity with paragraph 3.3. of " Alterations to certain normative –and –legal instruments of the Ministry of Finance of Ukraine on accounting " confirmed by the above Order the OJSC "Dniproenergo" has not taken into account the purpose financing of 135, 0 thousand UAH on drawing up its " Cash-flow report" , raw 110, column 3. So on preparing the present Form by means of applicable software the mentioned below have been altered as follows :

- raw 100, column 4 equals 71022, 0 thousand UAH , namely : 71022 ,0 = 70887, 0 + 135,0 (whereas the value specified in the Form attached to the audit report ,

makes 70887, 0 thousand UAH).

raw 110, column 3 equals 771, 0 thousand UAH , namely : 771 ,0 = 636, 0 + 135,0 (whereas the value specified in the Form attached to the audit report ,

makes 636, 0 thousand UAH).

Manager	[signature]	Popov Sergiy Andriyovych
Chief Accountant	[signature]	Huschin Anatoliy Mikhailovych

CODES

Date (year, month, day)	2004\12\31
as to EDRPOU	00130872
as to KOATUU	2310136900
as to SPODU	6024
as to ZKGNG	11110
as to KVED	40.10.1
Controlling amount	

Enterprise: **the OJSC "Dniproenergo"**

Territory: Zaporizka

State management authority: National JSC “Energetichna Company of Ukraine”

Branch: industrial

Type of business activity: thermal power plants

Measuring unit: UAH thousand

Report on the own capital
for 2004

Form No. 4 Code as to DKUD 1801005

Item	Code	Charter capital	Share capital	Additionally contributed capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withheld capital	In total
1	2	3	4	5	6	7	8	9	10	11
Residual at the beginning of year	010	98 100.0	0.0	0.0	2 046 283.0	34 605.0	(1 905 957.0)	0.0	0.0	273 031.0
Adjustment:										
- change of accounting policy	020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- correction of mistakes	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- other changes	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Adjusted residual at the beginning of the year	050	98 100.0	0.0	0.0	2 046 283.0	34 605.0	(1 905 957.0)	0.0	0.0	273 031.0
Revaluation of assets:										
- Additional evaluation of the fixed assets	060	0.0	0.0	0.0	112 969.0	0.0	0.0	0.0	0.0	112 969.0
- Adjustment of the value of the fixed assets	070	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
- Additional evaluation of uncomplited constructions	080	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of uncomplited constructions	090	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
- Additional evaluation of intangible assets	100	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of intangible assets	110	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
- Movement of special funds	120	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

1	2	3	4	5	6	7	8	9	10	11
Net profit (loss) for the accounting period	**130**	0.0	0.0	0.0	0.0	0.0	(27 830.0)	0.0	0.0	(27 830.0)
Distribution of the profit:										
- Payments of the owners (dividends)	**140**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Contribution of the profit into the charter capital	**150**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Deduction into reserve capital	**160**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	170	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contributions of the participants:										
- Contributions into the capital	**180**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Repayment of indebtedness from the capital	**190**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	200	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Withholding the capital:										
- Redemption of the shares (participation interest)	**210**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Resale of the redeemed shares (participation interest)	**220**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Cancellation of the redeemed shares (participation interest)	**230**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Withholding shares of the capital	**240**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Decrease of nominal value of the shares	**250**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other shares of the capital:										
- Writing off the losses which have not been reimbursed	**260**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Assets received free of charge	**270**	0.0	0.0	0.0	(6246.0)	0.0	6246.0	0.0	0.0	0.0

Dividend accrued upon share of DIF	**280**	0.0	0.0	0.0	(45 524.0)	0.0	0.0	0.0	0.0	(45 524.0)
Aggregate changes of the capital	**290**	0.0	0.0	0.0	61 199.0	0.0	(21 584.0)	0.0	0.0	39 615.0
Balance at the end of the year	**300**	98 100.0	0.0	0.0	2107482.0	34605.0	(1927541)	0.0	0.0	312 646.0

The Charter Fund of the OJSC "Dniproenergo" as of 31.12.2004 equals UAH 98 100000 .0 paid fund as of 31.12.2004 are 98 100000.0 UAH divided into 3 923 998 common registered shares with the nominal value of 25 UAH each.

Other additional capital as of 31.12.2004 equals UAH 2 107 482000.0 , including: the fund of additional evaluation of the nonnegotiable assets – UAH 2 094644000.0; the fund of additional evaluation of uncompleted constructions – UAH 11 370000.0; the fund of the received unpaid assets – UAH 1026000.0.

Reserve capital as of 31.12.2004 equals UAH 34 605000.0.

Readjustment manager ______________________ Serhiy Andrievich Popov

(Signature)

Chief Accountant Anatoliy Mikhailovich Huschyn

Enterprise: **OJSC "Dniproenergo"**	
Territory: Zaporizka	
State management authority: NJSC "Energetichna Company of Ukraine"	
Branch (type of activities): Thermal power plants	
Average number of workers: 10207	
Measuring unit: thousand of hryvnias	

	CODES		
Date (year, month, date)	2004	12	31
as to EDRPOU	00130872		
as to KOATUU	2310136900		
as to SPODU	6024		
as to ZKGNG	11110		
as to KVED	40.10.1		
Controlling amount			

NOTES ON THE ANNUAL FINANCIAL REPORT

as of 2004 year

Form No.5 **DKUD Code 1801008**

1. Intengible assets

Groups of intangible assets	Row code	Balance on the eginning of year		Received or the ear	Overestimation (mark up+, mark down-)		Written off for he year		Accounted epreciatio for the ear	Losses due to decreasing of usefulness for the year	Other changes for the year		Residue at the end of year	
		prime overesti ated) ost	deprecia tion		prime (overesti mated) cost	depre ciatio n	prime overesti ated) ost	depre ciatio n			prime (overesti mated) cost	depre ciation	prime (overesti mated) cost	depre ciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15

Rights for usage of natural resources	**010**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
RIghts for usage of property	**020**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rigts for trademarks	**030**	2.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	0.0
Right for object of industry property	**040**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Author's and continguous rigts	**050**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goodwill	**060**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other intangible assets	**070**	3 328.0	896.0	8.0	0.0	0.0	7.0	5.0	409.0	0.0	0.0	0.0	3 329.0	1 300.0
Total	**080**	3 330.0	896.0	8.0	0.0	0.0	7.0	5.0	409.0	0.0	0.0	0.0	3 331.0	1300.0

From 080 row, column 14	cost of intangible assets, restricted by the right of property	(081)	0.0
	cost of mortgaged intangible assets	(082)	0.0
	cost of intangible assets, created by the enterprise	(083)	0.0
From 080 row, column 5	cost of intangible assets, obtained due to target investments	(084)	0.0
15 the saved amortization of non-material actives, on which is restrictions of the property rights		(085)	0.0

. Fixed assets

roups of fixed assets	Row code	Balance on the beginning of year		Received for the year	Overestimation (mark up+, mark down-)		Written off for the year		Accounted depreciation for the year	Losses due to decreasing of usefulness for the year	Other changes for the year		Balance at the end of year		including			
		prime (overestimated) cost	depreciation		prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation			prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation	obtained under financial rent	transmitted into operational	prime (overestimated) cost	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land plots	100	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
lajor expenses r improving of plots	110	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Buildings, tructures and transmission devices	120	1630424.0	894904.0	21915	3332.0	0.0	88101	37071	38376.0	0.0	0.0	0.0	1567570.0	896209.0	0.0	0.0	9947.0	1548.0
Machines and equipment	130	6208710.0	5213256.0	943.0	109001	0.0	3300.0	2362.0	142985.0	0.0	3.0	3.0	6315357.0	5353882.0	0.0	0.0	710.0	554.0
Means of ransportation	140	43810.0	38399.0	100.0	280.0	0.0	1668.0	1553.0	1680.0	0.0	0.0	0.0	42522.0	38526.0	0.0	0.0	0.0	0.0
Tools, devices, other facilities (furniture)	150	53367.0	41008.0	772.0	436.0	0.0	379.0	342.0	2183.0	0.0	-3.0	-3.0	54193.0	42846.0	0.0	0.0	10.0	9.0
Working and productive animals	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
erennial plants	170	1985.0	1089.0	0.0	0.0	0.0	408.0	357.0	58.0	0.0	0.0	0.0	1577.0	790.0	0.0	0.0	0.0	0.0
Other fixed assets	180	3084.0	2671.0	96.0	40.0	0.0	506.0	506.0	118.0	0.0	0.0	0.0	2714.0	2283.0	0.0	0.0	0.0	0.0
ibrarian funds	190	323.0	324.0	3.0	0.0	0.0	1.0	1.0	3.0	0.0	0.0	0.0	325.0	326.0	0.0	0.0	0.0	0.0

Nonnegotiable material assets of little value	**200**	2969.0	2969.0	1141.0	0.0	0.0	78.0	78.0	1141.0	0.0	0.0	0.0	4032.0	4032.0	0.0	0.0	7.0	7.0
Temporary (untitle) structures	**210**	1278.0	479.0	0.0	0.0	0.0	0.0	0.0	45.0	0.0	0.0	0.0	1278.0	524.0	0.0	0.0	0.0	0.0
Natural resources	**220**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Inventory package	**230**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rental objects	**240**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other nonnegotiable material assets	**250**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	**260**	7945950.0	6195099.0	24970	113089	0.0	94441	42270	186589.0	0.0	0.0	0.0	7989568.0	6339418.0	0.0	0.0	10674	2118.0

From row 260, column 14	cost of fixed assets, as of which restrictions of rights for property are stipulated by applicable legislation	(261)	4004.0
	cost of mortgaged fixed assets	(262)	0.0
	residual cost of fixed assets, that are temporarily not used (conservation, reconstruction, so on)	(263)	32 521.0
	residual cost of fixed assets, excluded from exploitation for sale	(264)	0.0
	prime (overestimated) cost of totally depreciated fixed assets	(265)	313 411.0
From row 260, column 5	cost of fixed assets, acquired for the target financing	(266)	0.0
	cost of fixed assets, taking into operational leasing	(267)	2337.0
From row 260, column 15	deterioration of the basic means on which there are restrictions of the property rights	(268)	2228.0

3. Major investments

Name of indicator	Row code	For the year	At the end of year
1	2	3	4
Major construction projects	280	29 641.0	81 630.0
Acquisition (creation) of the fixed assets	290	1982.0	1055.0

Acquisition (creation) of other nonnegotiable materials assets	300	1177.0	243.0
Acquisition (creation) of intangible assets	310	8.0	0.0
Forming of major herd	320	0.0	0.0
Other	330	0.0	0.0
Total	340	32 808.0	82 928s.0

4. Financial investments

Name of indicator	Row code	For the year	At the end of year	
			long term	current
1	2	3	4	5
. Financial investments at the nethod of sharing in the capital of:				
ssociated enterprises	350	-95.0	761.0	0.0
ubsidiaries	360	0.0	5 422.0	0.0
oint venture activity	370	0.0	0.0	0.0
. Other financial investments in:				
hares in the charter capital of other nterprises	380	0.0	0.0	0.0
hares	390	0.0	0.0	0.0
romissory notes	400	0.0	0.0	0.0
Other	410	0.0	114.0	0.0
otal (A+B)	420	-95	6297.0	0.0

From the row 045 column 4 of the balance	Other long-term financial investments are reflected:		
	at the cost	(421)	114.0
	at the fair costs	(422)	0.0
	at the depreciation cost	(423)	0.0
From the row 220 column 4 of the balance	Current financial investments are reflected:		
	at the costs	(424)	0.0
	at the fair costs	(425)	0.0
	at the depreciation cost	(426)	0.0

5. Incomes and expenses

Name of indicator	Row code	Incomes	Expenses
1	2	3	4
A. Other operational incomes and expenses			
Operational rent of assets	**440**	1 298.0	601.0
Operational course rate difference	**450**	158.0	89.0
Realization of other working assets	**460**	2 043.0	1 548.0
Fines, penalties, forfeits	**470**	285.0	1723.0
Providing of objects of housing-communal and social-cultural designated	**480**	1 632.0	18 202.0
Other operational incomes and expenses	**490**	4 278.0	17 139.0
	491	X	4 881.0
	492	X	559.0
B. Incomes and expenses of sharing in the capital of investments in:			
associated enterprises	**500**	0.0	95.0
subsidiaries	**510**	0.0	0.0

joint-venture activity	520	0.0	0.0
C. Other financial incomes and expenses			
Dividends	530	0.0	X
Interests	540	X	8 496.0
Financial rent of assets	550	0.0	
Other financial incomes and expenses	560	0.0	534
D. Other incomes and expenses			
Realization of financial investments	570	485.0	485.0
Realization of nonnegotiable assets	580	344.0	37.0
Realization of property	590	0.0	0.0
Nonoperation course rate difference	600	754.0	63.0
Free obtained assets	610	2005.0	X
Writing off of nonnegotiable assets	620	X	500.0
Other incomes and expenses	630	44 386.0	51 865.0

arter's settlements with goods (works, services) **(631)** 0.0

art of income from sale of goods (works, services) under
arter contracts with concerned parties **(632)** 0.0 %

6. Monetary funds

Name of indicator	Row code	At the end of year
ash fund	640	3.0
urrent account of the bank	650	46 046.0
ther accounts in the bank (documentary redits,check book)	660	459.0
ash in transit	670	1.0
quivalents of monetary funds	680	0.0
otal	690	46 509.0

From row 070 column 4 of the Balance   Monetary funds, that are restricted in usage   23044

7. Securing and reservation

Types of securities	Row code	Residue of securing at the	Increasing of securing		Sum of securing, that are	Unused sum of securing	Sum of expected reccurencing of expenses by other	Residue of estimation at the end of year
			creating of securing	additional counting out				
1	2	3	4	5	6	7	8	9
Securing for paying out of vacation for stuff	710	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for additional pension providing	720	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for providing of garanties	730	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for restructuring	740	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for providing liabilities as pur hard contracts	750	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	760	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	770	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Reserve of doubt debts	775	2 265 777.0	4 881.0	0.0	0.0	0.0	0.0	2 270 658.0
Total	780	2 265 777.0	4 881.0	0.0	0.0	0.0	0.0	2 270 658.0

Name of indicator	Row code	Balance cost at the end of year	Overestimation for the year	
			increasing of net sale cost *	decreasing of net sale cost
1	2	3	4	5
Raw and materials	800	26 116.0	0.0	0.0
Bought semi-finished products and completing goods	810	0.0	0.0	0.0
Fuel	820	89 302.0	0.0	0.0
Package and package material	830	149.0	0.0	0.0
Building materials	840	13 626.0	0.0	0.0
Spare parts	850	85 646.0	0.0	0.0
Materials of agricultural designation	860	1.0	0.0	0.0
Animals in growing up and fatten up	870	0.0	0.0	0.0
Objects of little value and rapidly wearing	880	1 634.0	0.0	0.0
Production in processing	890	56.0	0.0	0.0
Finished products	900	0.0	0.0	0.0
Goods	910	95.0	0.0	0.0
Total	920	216 625.0	0.0	0.0

From row 920 column 3	Balance cost of inventories:		
	reflecting under sale cost	(921)	0.0
	transmitted into processing	(922)	1 547.0
	taking into mortgage	(923)	0.0
	transmitted into commission	(924)	0.0
Assets under responsible storage - account 02		(925)	2 043.0

*estimated pursuant to the item 28 of Accounting Form (standard) No 9 “Inventories” of applicable regular

9. Accounts receivable

Name of indicator	Row code	Total at the end of year	including overdue payments		
			under 3 months	from 3 to 6 months	from 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, works and services	**940**	2 849 342.0	45 361.0	12 198.0	96 555.0
Other current accounts receivable	**950**	10 468.0	6 820.0	858.0	1 820.0

Written off receivable debts in the reported period **(951)** 0.0
From the row 940 and 950 column 3 receivable connecting with the partners **(952)** 0.0

10. Arrears and losses due to spoiling of values

Name of indicator	Row code	Amount
1	2	3
Revealed (written off) arrears losses per year	960	3.0
Recognized indebtedness of guilty persons in the reported period	970	3.0
Amount of arrears and losses, last decision as for guilty persons, final reports of which were not admitted at the end of year (nonbalance account 072)	980	0.0

11. Building contracts

Name of indicator	Row Code	Amount
1	2	3
The income under the building contracts for accounting year	1110	0.0
Debts on the end of year:		
of the customers	1120	0.0
customers,	1130	0.0
on advance payments received	1140	0.0
The sum of the detained money on the end of year	1150	0.0
Cost of the works, executed by subcontract organizations, under the uncompleted building contracts	1160	0.0

12. Profits tax

Name of indicator	Row code	Amount
1	2	3
The current tax to profit	1210	3 834.0
The deferred tax actives by the beginning of accounting year	1220	107 210.0
on the end of accounting year	1225	18 608.0
Deferred tax obligationsby the beginning of accounting year	1230	0.0
on the end of accounting year	1235	0.0
Is included in the report about financial results only	1240	89 261.0
Including: The current tax to profit	1241	3 834.0
Reduction (increase) of the deferred tax actives	1242	88 602.0
Increase (reduction) of the deferred tax obligations	1243	0.0
Is reflected in structure of the own capital only	1250	0.0
Including Is charged for accounting yea	1251	0.0
Reduction (increase) of the deferred tax actives	1252	0.0
Increase (reduction) of the deferred tax obligations	1253	0.0

13.Use the amortization assignments

Name of indicator	Row code	Amount
1	2	3
Is charged for accounting year	1300	186 998.0
Is used for one year only	1310	32 658.0
Including on construction of objects	1311	29 491.0
Purchase (manufacturing) and improvement of the basic means	1312	1 982.0
From them of the machine and equipment	1313	943.0
Purchase of non-material actives	1314	8.0
Repayment of the loans, received on the capital investment	1315	0.0
	1316	1 177.0
	1317	0.0

Manager ____________________ **Serhiy Andrievich Popov**

Chief accountant ____________________ **Anatoliy Mykhailovych Huschyn**

STATESATISTICS INFORMATION

CODES										
Form of documents as to DKUD	Identification code as to EDRPOU	Territory as to SPATO	Branch as to ZKGNG	Type of economic activity as to KVED	Form of ownership as to KFV	Organization - legal form as to KOPFG	Ministries, departments, MDO of concern, association as to SPODU	Identification code of the highest organization as to EDRPOU		Control amount
1	2	3	4	5	6	7	8	9	10	11
0601006	00130872	2310136900	11110	40.10.1	30	231	6024	32984271	0	0

Ministry (department), MDO, concern, association
National JSC "Energetichna company of Ukraine "
Organization
Open Joint Stock Company "Dniproenergo"
Address
2 Hrebelna Street, Zaporizhzhya, Zaporizka oblast, 69096
Form of ownership
COLLECTIVE OWNERSHIP
Type of activity
THERMAL POWER PLANTS

Form No. 2 - Б urgent (quarterly, annual)

REPORT ON ISSUE, SALE AND CIRCULATION OF SECURITIES
for January – December 2004

Section 1. Issue and placement of securities by the issuer

(UAH, thousand)

	Row code	Existence on the beginning of a year	Issued for the reported period	Total existing and issued for the reported period	Placed on the beginning of a year			
					Total	including		
						legal entities	individuals	foreign investors
A	B	1	2	3	4	5	6	7
Total	010	110195.0		110195.0	110195.0	105060.0	5135.0	
including: shares	020	98100.0	0.0	98100.0	98100.0	92965.0	5135.0	
including: - common	021	98100.0	0.0	98100.0	98100.0	92965.0	5135.0	
- preferred	022	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - republic loans	031	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	032	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	050	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	060	12095.0		12095.0	12095.0	12095.0		
Other securities	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Notes: Charter funds at the beginning of year	080	98100.0						
at the end of the reported period	090	98100.0						

	Row code	Initially placed within the reported period				Placed in total			
		Total	including			Total	including		
			legal entities	individuals	foreign investors		legal entities	individuals	foreign investors
A	B	8	9	10	11	12	13	14	15
Total	010	0.0	0.0	0.0	0.0	110195.0	105060.0	5135.0	0.0
including: shares	020	0.0	0.0	0.0	0.0	98100.0	92965.0	5135.0	0.0
including: - common	021	0.0	0.0	0.0	0.0	98100.0	92965.0	5135.0	0.0
- preferred	022	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republic loans	031	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	032	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	050	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	060	0.0	0.0	0.0	0.0	12095.0	12095.0	0.0	0.0
Other securities	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Section II. Securities Circulation

(UAH,thousand)

	Own Securities of the issuer									
		Total securities existing on the beginning of a year and issued within the reported period	Placed in total		Purchased within the reported period	Resold within the reported period		Redeemed within the reported period	Remaining unplaced securities at the end of the reported period	Dividends and interest paid within the reported period
			Total	Including for personal privatization accounts		Total	Including for personal privatization accounts			
A	B	1	2	3	4	5	6	7	8	9
Total	100	110195.0	110195.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: shares	110	98100.0	98100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - common	111	98100.0	98100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- preferred	112	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	120	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republic loans	121	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	122	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	130	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	140	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	150	12095.0	12095.0	0.0	0.0	0.0	0.0	0.0	X	0.0
Other securities	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		Securities of other issuers					
		Balance at the beginning of year	Acquired within the reported period		Sold within the reported period	Balance at the end of the reported period	Dividends, interest received within the reported period
			Total	Including for personal privatization account			
A	B	10	11	12	13	14	15
Total	100	51911.0	1068.0	0.0	1068.0	51911.0	0.0
cluding: ares	110	0.0	0.0	0.0	0.0	0.0	0.0
cluding: ommon	111	0.0	0.0	0.0	0.0	0.0	0.0
referred	112	0.0	0.0	0.0	0.0	0.0	0.0
onds	120	0.0	0.0	0.0	0.0	0.0	0.0
cluding: Republic loans	121	0.0	0.0	0.0	0.0	0.0	0.0
nterprises	122	0.0	0.0	0.0	0.0	0.0	0.0
reasury bonds	130	0.0	0.0	0.0	0.0	0.0	0.0
ving certificates eposit)	140	0.0	0.0	0.0	0.0	0.0	0.0
omissory notes	150	51911.0	1068.0	0.0	1068.0	51911.0	0.0
her securities	160	0.0	0.0	0.0	0.0	0.0	0.0

Section III. Amounts of gross investment in the from of securities

(UAH, thousand)

	Row code	Securities of the resident issuer held by non-residents				
		Balance held by non-residents at the beginning of year	Acquired by non-residents within the reported period	Purchased from non-residents by resident issuer within the reported period	Balance held by non-residents at the end of the reported period	Dividends and interests paid to non-residents within the reported period
A	B	1	2	3	4	5
Total	170	0.0	0.0	0.0	0.0	0.0

including: Shares	180	0.0	0.0	0.0	0.0	0.0
Bonds	190	0.0	0.0	0.0	0.0	0.0
Treasury bonds	200	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	210	0.0	0.0	0.0	0.0	0.0
Notes	220	0.0	0.0	0.0	0.0	0.0
	230	0.0	0.0	0.0	0.0	0.0
	240					

	Row code	○ Securities of non-resident issuers held by resident				
		Balance held by resident at the beginning of year	Acquired by resident within the reported period	Sold by resident within the reported period	Balance held by resident at the end of the reported period	Dividends and interest received from non-residents within the reported period
A	B	6	7	8	9	10
Total	170	0.0	0.0	0.0	0.0	0.0
including: Shares	180	0.0	0.0	0.0	0.0	0.0
Bonds	190	0.0	0.0	0.0	0.0	0.0
Treasury bonds	200	0.0	0.0	0.0	0.0	0.0
Saving sertificates (deposit)	210	0.0	0.0	0.0	0.0	0.0
Promissory notes	220	0.0	0.0	0.0	0.0	0.0
	230	0.0	0.0	0.0	0.0	0.0
	240					

By the beginning of one year the OJSC was of the bills on UAH 100695000.0, by the end of one year the OJSC was of the bills on UAH 93485000.0
For the accounting period was redeemed of the bills on UAH 7210000.0.

Date

Persianova O.A. 584749, Chipizhko V.O. 584262

Manager ____________________ Serhiy Andreivich Popov

Chief accountant ____________________ Anatoliy Mykhailovych Huschyn

GENERAL MEETINGS OF THE SHAREHOLDERS

How many general meetings were held for the last 3 years?

	Year	The number of meetings	Including extraordinary
1	2002	1	0
2	2003	1	0
3	2004	0	0

Was the course of the registration of the shareholders or their representatives for participation in the last general meeting controlled? | Yes |

What body carried out the registration of the shareholders for participation in the general meeting of the shareholders last time?

	Yes	No
Independent registrant	X	
Board of directors		X
Mandatory commission nominated by the Board of directors		X
Another (write)	Registration of shareholders for participation in the general meetings was carried out by OJSC FK "Ukrnaftogaz". In 2004 the general meeting was not held because of the enterprise being in the readjustment procedure. The readjustment procedure continues.	

What body controlled of the course of registration of the shareholders or their representatives for participation in the last general meeting?

	Yes	No
State commission on valuable papers and stock exchange		X
Shareholders owning more than 10 % of the shares in total	X	

In what form was the voting on the last general meeting carried out?

	Yes	No
By raising of cards		X
Secret voting	X	
By raising of hands		X
Another write	There is no information	

What were the main reasons for the last extraordinary meeting?

	Yes	No
Reorganization		X
Additional issue of the shares		X
Modification in the charter		X
Election or recall of the members of the supervisory council		X
Election or recall of the members of Board		X
Delegation of the additional authority to the supervisory council		X
Another	For last three years extraordinary general meetings were not convoked	

BODIES OF MANAGEMENT

Is the supervisory council created in your company? (Y/N) — Yes

How many times a year was the session of the supervisory council held for last three years? — 6

What is the structure of the supervisory council?

		Persons
1	Number of the members of the supervisory council	7
2	Number of the representatives of the shareholders, who work in the company	1
3	Number of the representatives of the state	6
4	Number of the representatives of the shareholders owning more than 10% of the shares	6
5	Number of the representatives of the shareholders owning less than 10 % of the shares	0
6	Number of the representatives of the shareholders - legal persons	6

Do the internal documents of your company oblige to create committees in the structure of the supervisory council?(Y/N)

No

What committees were created in structure of the supervisory council?

	Yes	No
Strategic planning		X
Committee of audit		X
Committee on assignments and premiums		X
Investment committee		X
Another — There is no information		

Is there a post or department in the company, which is responsible for work with the shareholders? YES

How is the rate of the remuneration of the members of supervisory council defined?

		Yes	No
Remuneration is a fixed sum.		X	
Remuneration is a percentage of the net profit or increase of market cost of the shares			X
Remuneration is paid in the form of the securities of the company			X
The members of the supervisory council do not receive remuneration			X
Another	There is no information		

What requirements to the members of the supervisory council are stated in the internal documents of the company?

			Yes	No
1	Knowledge in the sphere and experience of work in the sphere			X
2	Knowledge in the sphere of finance and management			X
3	Personal qualities (honesty the responsibility)			X
4	Absence of the conflict of interests			X
5	Age limit			X
6	Absence of other requirements		X	
7	Another	There is no information		

BODIES OF MANAGEMENT

When was a new member of the supervisory council elected last time and how did he familiarize himself with his rights and duties?

	Yes	No
The new member of the supervisory council familiarized himself with the contents of the internal documents of the JSC independently	X	
The new member of the supervisory council was acquainted with his rights and duties at the session of the supervisory council		X

Special training (on corporate management/financial management) was organized for the new member		X
All the members of the supervisory council were re-elected on the second term\ the new member was not elected		X
Another	There is no information	

Is there the auditing commission in the company? (Yes\No) YES

The number of members of the auditing commission (persons). 3

How many times a year were the sessions of the auditing commission held for the last 3 years? 4

What officials of the company are responsible for the storage of the minutes of the general meetings of the shareholders, sessions of the supervisory council and sessions of the Board?

		General meetings of the shareholders	Sessions of the supervisory council	Session of the Board
1	The members of the Board \ the director	No	No	No
2	General department	No	No	No
3	Members of the supervisory council\the head of the supervisory council	No	No	No
4	Legal department \ the lawyer	No	No	No
5	The secretary of the Board	No	No	No
6	The secretary of the general meetings	No	No	No
7	The secretary of the supervisory council	No	No	No

8	The special person accountable to the supervisory council	No	No	No
9	Department/board which is responsible for work with the shareholders	Yes	Yes	Yes
10	Another	There is no information	There is no information	There is no information

BODIES OF MANAGEMENT

According to the charter of the company, what bodies fall under competence (the general meetings of the shareholders, the supervisory council, the executive body) to decide each of these questions?

	General meeting of the shareholders	Supervisory council	Executive body	Does not fall under competence of any of body
Defining of the major operating activities (strategy)	Yes	No	Yes	No
Adoption of the plans of activity (business plans)	Yes	No	No	No
Passing of the annual financial report \ of the balance \ of the budget	Yes	No	No	No
Election or recall of the head of the Board	No	Yes	No	No
Election or recall of the members of the Board	No	Yes	No	No
Election or recall of the head of the supervisory council	Yes	No	No	No
Election or recall of the members supervisor council	Yes	No	No	No
Election of the head and the members of the auditing commission	Yes	No	No	No

Defining the rate of remuneration of the head and the members of the Board	No	Yes	No	No
Defining the rate of remuneration of the head and the members of the supervisory council	Yes	No	No	No
Making decision on calling to the liability of the members the Board of directors.	No	Yes	No	No
Making decision on additional issue of the shares	Yes	No	No	No
Making decision on the redemption, realization and investment of company's own shares	Yes	No	No	No
Election of the independent auditor	No	No	No	Yes
Passing of the contracts in which the officials are personally interested (conflict of interests)	No	Yes	No	Yes

Is there in the charter of the company a rule limiting the authority of the executive body to make decisions on conclusion of the large contracts on behalf of the company? (Yes\No)

Yes

Is there in the charter or internal documents of the company a clause concerning the conflict of interests, which is the contradiction between personal interests of an official or persons, connected with him, and duties to work in interests of the company?

Yes

BODIES OF MANAGEMENT

		What documents are there in the company? Yes	No
1	Provisions for the general meetings of the shareholders	X	
2	Provisions for the supervisory council	X	

Provisions for the executive board	X	
Provisions for the officials of the company		X
Provisions for the auditing commission	X	
Provisions for the shares of the company		X
Provision for the procedure of the distribution of the profit	X	
Another	In correspondence with the approval of Economic Court of Zaporizhzhia region dated 28/11/2003 the procedure of OJSC «Dniproenergo» reorganization was introduced.. Executive management was created in OJSC "Dniproenergo" also OJCS "Dniproenergo" has statute about «Executive management»	

ow can the shareholders receive the information about company's activity?

	Information is provided on the general meetings	Information is published in press	The documents are given for examination directly in the joint stock company	The copies of the documents are given on the demand of the shareholder	Information is placed on JSC's web site
Financial accounting, results of the activity	Yes	Yes	No	Yes	Yes
Information about the shareholders owning more than 10% and more of the authorized capital	No	No	No	No	No

3	Information about the structure of the bodies of management	Yes	No	No	Yes	Yes
4	The charter and internal documents	No	No	Yes	No	Yes
5	The minutes of the general meetings of the shareholders after the meetings	No	No	Yes	Yes	No
6	Rate of remuneration of the officials	No	No	No	No	No

Does the company keep the accounting according to the international standards of the book keeping?(Y\N) — Yes

How many times a year was the company audited by the independent auditor during last three years?

		Yes	No
1	There were no audits		X
2	Less than once a year		X
3	Once a year	X	
4	More than once a year		X

Who makes a decision on the appointing of the independent auditor?

	Yes	No
General meeting of the shareholders		x
The supervisory council		x
The Board of the directors	X	
Another Y\N		

Did the company change the independent auditor for last three years? (Y\N) — No

BODIES OF MANAGEMENT

Why did company change the auditor?

	Yes	No
The company was not satisfied with his professional standard		x
The company was not satisfied with the terms of the contract		x
The auditor was changed on the demand of the shareholders		x
Another — The auditor was not changed		

What body of management audited financial activity of the company last year?

	Yes	No
The auditing commission		X
The supervisory council		X
Department of the internal audit of the company		X
The independent company \ independent adviser		X
The were no audits	X	
Another — There is no information		

On the initiative if which body of management did the auditing commission make the audit last time?

	Yes	No
On its own initiative		X
On the instructions of the general meeting		X
On the instruction of the supervisory council		X
On the demand of the government		X
On the demand of the shareholders which in aggregate own more than 10 % of votes		X
Another — There is no information		

Did the enterprise use paid services of the advisers in the sphere of financial management or corporate management last year? — No

ATTRACTION OF THE INVESTMENTS AND IMPROVEMENT OF CORPORATE MANAGEMENT PRACTICE

Does your company plan to involve investments by either of the means mentioned below during next three years ?

		Yes	No
1	Release of shares		X
2	Release of depositary receipts		X
3	Release of bonds		X
4	Bank credits	X	
5	Financing from the state and local budget		x
Other (inscribe)	Not named		

Does your company plan to involve inward investments during next three years?

Yes, we have already negotiated with the potential investor	No
Yes, we plan to begin negotiations	No
Yes, we are going to start negotiations next year	No
Yes, we plan to start negotiations during two next years	No
No, we do not plan to involve inward investments during next three years	No
Not decided yet	Yes

Does your company plan to include the own shares into the list of stock exchange or trade –information systems during during next three years ? No

Is there a rating of corporate management in the company (Yes\No) No

If there is a rating, specify it

Definition	n/n			

Date of assignment			
Appropriation	n/n		

Has your company its own code (principles , rules) of corporate management (Yes\No)	No
If your company has its code of corporate management, specify the date of its acceptance	No
What management body has accepted it ?	n/n
Was the information about the company code acceptance published / presented ?(Yes\No)	No
Specify , how it has been presented	n/n

Annex No. 2

Company with limited liability

Audit firm « Auditservis - LVF»

Audit Chamber of Ukraine Certificate A № 000388 of 02.11.95
Certificate about auditors' activity persons' entry to the List № 1253 of 26.01.2001

69095, Zaporizhzhya, pr. Lenina, 117 A tel/fax (0612)63-01-97
(0612)63-09-15

Accounts inference № 29/03-05
of the financial activity of the OJSC « Dniproenergo»

Zaporizhzhya
vul.Hrebelna, 2 29.03.2005

1 Audit firm « Auditservis- LVF». Acting on behalf of the Certificate about auditors' activity persons' entry to the List № 1253, given by the Audit Chamber of Ukraine 26.01.2001, has done the audit of the financial accounts of the OJSC « Dniproenergo» for 31.12.2004

2 General information on the auditor:

Full name	Company with limited liability « Auditservis-LVF»
Number and issue date of the auditors' firms entry to the List's Certificate	№ 1253 of 26.01.01
Body that issued the Certificate	Audit Chamber of Ukraine
Legal address and place of residence	69095, Ukraine, Zaporizhzhya, pr.Lenina, 117a
Telephone/fax	(0612)63-01-97, 63-09-15

3 Accounts inference № 29/03-05 of the OJSC « Dniproenergo»'s financial activity issued 29.03.2005

4 General information on the joint-stock company:

Full name	Open joint-stock company « Dniproenergo»
EDRPOU code	0013087
Legal address and place of residence	69096, Ukraine, Zaporizhzhya, vul.Hrebelna,2
Date of registration of the certificate's number	08.04.98 № 9102- ZP
Body that issued the certificate	Lenins'ka rayonna Rada, Zaporizhzhya
General activity	40.10.1Production of electrical energy by thermal electric power stations 40.30.0 Production and distribution of heat

Full name	Open joint-stock company « Dniproenergo»
	40.30.1 Distribution of electrical energy 40.30.2 Repair(specialized) of control measuring equipment 40.30.3 Repair (specialized)of engines and turbines 40.30.4 Repair(specialized) of pumps and compressors

5 Accounts control has been done on the ground of the agreement № 14/12-04-2841- DPO/06 of 14.12.2004. Started – 24.02.2005, finished – 29.03.2005

6 The auditor checked the balance of the OJSC « Dniproenergo» as of 31.12.2004, financial results' report 2004; money resources'traffic report 2004; own capital report 2004, comments to the annual financial accounts of 2004

7 Accounts control has been done according to the Laws of Ukraine « About the auditors' activity», « About the economic companies», « About securities and stock exchange», « About state regulation of securities market in Ukraine», accounts national regulations and international standards and requirements to the accounts inference, confirmed by the Securities and Fund market State Commission's decision of 25.01.01 № 5, in the wording of the Securities and Fund market State Commission's decision.,17.11.04. No.484

Accounts control has been conducted in accordance with the auditors' national and international standards. These standards require planning and accounts control, aimed at obtaining the sufficient level of confidence in financial accounts containing no serious mistakes. During the accounts control, the following research had been made by testing proofs for sums' and information's validity, found in financial report. Accounts control also includes research and estimation of the conformity of the registration principles used by the direction, to legislative and normative requirements concerning organization and book-keeping and making financial accounts in Ukraine. Besides, estimation of the accounts' data to be taxed has been also made by testing. We consider this accounts' control to present sufficient grounds for the accounts inference.

The Direction of the OJSC « Dniproenergo» carries the responsibility for the mentioned financial accounts.

8 The financial accounts' audit

8.1 Book-keeping of the company corresponds to the requirements of the Law of Ukraine « About book-keeping and financial accounts in Ukraine» № 996 – XIV of 16.07.99 to the national standards of book-keeping and other normative documents concerning book-keeping and its organization.

The OJSC « Dniproenergo»'s financial accounts as of 31.12.2004 is done on time and corresponds to the requirements of book-keeping's national standards and registartion policy.

8.2 Assets of the company are divided into circulating and fixed (long-term and current). The company's balance represents the assets that can be clearly confirmed and the future is expected to bring economic benefits connected with its use.

8.2.1 Initial cost of non-material assets for 01.01.2004 makes 3330.0 thousandUAH; 31.12.2004 – 3331,0 thousand UAH. Residual cost of non-material assets for 01.01.2004 – 2434,0 thousand UAH; 31.12.2004 – 2031,0 thousand UAH. Composition of non-material assets, theit authenticity and clear estimation corresponds to the P(S)BO 8 requirements « Non-material assets» and registration policy chosen by the company.

The bought (created) non-material assets are included to the initial cost balance of the company, defined according to the p.p 11-18 P(S)BO 8. According to p.8 P(S)BO 8, the non-material asset that doesn't correspond to the recognition criteria was not present in the balance.

Springing of non-material assets has been carried staright-forwadly.

8.2.2. Initial cost of general resources for 01.01.2004 made 7945950,0 thousand UAH; 31.12.2004 – 7989568,0 thousand UAH. Residual cost of general resources for 01.01.2004 – 1750851,o thousand UAH; 31.12.2004- 1650150,0 thousand UAH.The item « General resources» presents the assets that correspond to the P(S)BO 7 « General resources» requirements.

The unit of general resources' registration is the object of general resources.

The company has no general resources as of 31.12.2004, received by financial lease.

The bought(created) general resources in 2004 have been put into balance of the company by intial cost, defined according to p.p 7-14 P(S)BO 7 requirements, depending on the way they were received. Realization, lequidation and other abolition of general resources present in the balance correspond to the P(S)BO 7 requirements. In 2004 there came 24970,0 thousand UHA of general resources, 94441,0 thousand UAH of general resources by intial cost gone; including: realized – 316,0 thousand UAH; written-off – 2828,0 thousand UAH; given free – 90525,0 thousand UAH; other abolition – 772,0 thousand UAH.

Repair expenses of general resources realized in 2004 for keeping the object in working condition and receiving the initial defined sum of the future economic profits due to its use in book-keeping are given in book-keeping according to the P(S)BO 7 , P(S)BO 16 « Expenses» requirements.

Expenses connected with improvement of general resources(modernization, reconstruction, etc.)that caused the increasing of the future economis benefits are present in book-keeping according to the P(S)BO 7 requirements as increasing of the general resources' initial cost.

Pre-estimation of general means has been done. Initial cost of general means has increased by 113089,0 thousand UAH.

General means on the balance date are defined by fair cost, excluding definite objects of general means.

Amortization of general means corresponds to the P(S)BO 7 standards. It has been numbered straight-forwardly, amortization on land – the specific object of general means is not numbered.

The analytical discount data of general means correspond to synthetic discount data.

Tax discount of general means and their amortization correspond to the requirements of the Law of Iukraine « About benefit taxation in Ukraine»

40.10.1Composition, structure, authenticity and estimation of financial investements correspond to the P(S)BO 12 « Financial investements», P(S)BO 2 « Balance», other normative documents. Initial cost of financial investements and their further estimation correspond to the P(S)BO 12 requirements: financial investemenst to associated and daughter companies are registered by taking part in capital and for 31.12.2004 they make 6183,0 thousand UAH., including:

- to associated companies – 761,0 thousandUAH
- to daughetr companies – 5422,0 th.UAH

Other financial investements are estimated by prime cost and for 31.12.2004 they make 114,0 th.UAH.

Preservation of securities corresponds to legislative and normative requirements Documentary legalization and operations with securities in the balance corresponds to the P(S)BO 12 requirements and normative documents that regulate book-keeping and financial accounts. Registration of financial results resulting from securities traffic corresponds to the P(S)BO 12, P(S)BO 15 « Income» requirements, other normative documents.

8.2.4 Order of recognition, estimation and reflection of supplies in financial accounts corresponds to the acting normative documents: P(S)BO 2 « Balance», P(S)BO 9 «Supplies», P(S)BO 16 « Expenses», P(S)BO 19 « Union of enterprises», other normative documents which regulate book-keeping and making financial accounts. The supplies on companies are defined by assets if they correspond to the criteria's recognition:

- it is probable that the enterprise will get economic benefits connceted with their use;
- their cost can be authentically estimated.

Classification of supplies corresponds to the acting normative documents. Bought or produced supplies are numbered on the balance of the company by initial cost. Definition of initial cost of the bought (produced) supplies is realized according to the way of entering the enterprise and appear in the following ways: bought – by prime cost; produced at the enterprise – by prime cost; received by way of exchange – by fair or balance cost. During the current period, the method of supplies estimation on their way to production, sale, etc., remained unchanged.

Estimation of supplies by the balance date corresponds to the P(S)BO9 requirements and discount policy acting on the enterprise – by the smallest one from two estimations:

- by intial cost or clear realization cost.

Supplies balance cost for 31.12.2004 makes 216625,0 thousand UAH

Supplies composition includes:

- raw materials and materials – 26116,0 thousand UAH;
- fuel – 89302,0 UAH thousandUAH;
- package and package materials – 149,0 thousand UAH;
- building materials – 13626,0 thousand UAH;

- spare parts – 85646,0 thousand UAH;
- low-value and fast-wear materials – 1634,0thousand UAH;
- materials of agricultural purpose – 1,0 thousand UAH;
- uncomplete production – 56,0 thousand UAH;
- goods – 95,0 thousand UAH.

- 8.2.5 Recognition and estimation of debit arrears corresponds to the P(S)BO10 « Debit arrears» requirements. Long-term debit arrears as of 31.12.2004 make 52,0 thousand UAH

  Debit arrears by calculations as of 31.12.2004 make 7755,0 thousand UAH

  Initial cost of debit arrears for goods, work, service as of 31.12.2004 makes 2849342,0 thousand UAH.

  Other current debit arrears as of 31.12.2004 make 10468,0 thousand UAH.

  According to the P(S)BO10 the reserve quantity of dubious arrears for putting it in the financial accounts of 2004 is defined and makes 4881,0 thousand UAH.

40.10 Recognition, discount and estimation of obligations corresponds to the P(S)BO11 « Obligations» requirements. In book-keeping obligations are divided into long-term, current, obligations, benefits of the future periods.

8.3.1 Discount, estimation of long-term obligations and their definition in financial accounts corresponds to the P(S)BO11 « Obligations» requirements, the ones of the normative documents concerning definition of obligations in discount and financial accounts. Long-term obligations of 31.12.2004 make 219099,0 thousand UAH, including: long-term bank credits – 89105,0 thousand UAH; other long-term obligations- 129994,0 thousand UAH.

8.3.2 Discount, estimation and recognition of current obligations in the balance corresponds to the P(S)BO11 «Obligations» requirements, to the requirements of the normative documents concerning the recognition of current obligations in the balance. Current obligations of 31.12.2004 make 2193232,0 thousand UAH. The information about company's obligations, found in the financial accounts is authentic and real.

8.4 The stated capital of the OJSC» Dniproenergo» of 31.12.2004 makes 98100,0 thousand UAH. The paid charter capital of 31.12.2004 makes 98100,0 thousand UAH. The charter capital of the company is divided into 3923998 simple inscribed stock by the nominal cost of 25 gr.each.

Analytical discount corresponds to account 40 « Charter capital» and the requirements of current normative documents.

Charter capital is carried out in the quantity in accordance with the charter documents in the quantity defined by Statutes of the Company and by the decision of the Shareholdres' meeting.

The correctness of other additional capital defined in the discount and its use corresponds to the requirements of the current normative acts. For 31.12.2004 other additional capital makes 2107482,0 thousand UAH; including:

- pre-estimation fund of fixed assets – 2094644,0 thousand UAH;

- Pre-estimation fund of uncomplete building wirks – 11370,0 thousand UAH;
- fund of assets, bought for free – 1026,0 thousand UAH.

The order of forming and representing the reserve capital in the charter and financial accounts corresponds to the normative requirements. For 31.12.2004 the reserve capital makes 34605,0 thousand UAH.

8.5 Definition of information about income in book-keeping and financial accounts corresponds to the P(S)BO15 « Income» requirements, following the principles of extra charge and conformity of income and expenditures. During the current year the income has been defined while increasing the assets or decreasing the obligations, causing the increase of private capital on condition that the estimation of income can be clearly defined.

The classification of income in book-keeping during the current year corresponds to the P(S)BO15 « Income» requirements:

- income (benefit from the realization of production(goods, work, services))made 2086518,0 thousand UAH;
- Other operational income – 9694,0 thousand UAH;
- other income – 47974,0 thousand UAH.

Income composition and its reveal in the financial accounts corresponds to the P(S)BO « Report of financial results» requirements. The company's financial results revealed in the financial accounts for the current year are authenic and real.

Income recognition in tax discount corresponds to legislative requirements of the Law of Ukraine « About taxation of companies' income» of 22.05.97 No. 283/97 VR (with changes and supplements).

8.6 Expenditures' composition, the correctness of general productive expenditures' distribution, expenditures' discount corresponds to the P(S)BO16 « Expenditures» requirements.

The expenditures are formed on the principles of extra charge and conformity by place of origin, they are reflected in book-keeping at the same time with decreasing of assets or increasing of obligations.

Expenditures' classification for the current year corresponds to the P(S)BO16 «Expenditures» requirements:

- prime cost of the sold production (work, services) – 1597377,0 thousand UAH;
- administrative expenditures – 34186,o thousand UAH;
- sale market expenditures – 2062,0 thousand UAH;
- other operational expenditures – 39202,0 thousand UAH;
- financial expenditures – 9030,0 thousand UAH;
- capital expenditures – 95,0 thousand UAH;
- other expenditures – 52950,0 thousand UAH.

Tax discount of gross expenditures coresponds to the requirements of the Law of Ukraine «About benefits' taxation of enterprises».

8.7 Income that makes 27830,0 thousand UAH is the financial result of simple activity of the company.

The way of recognition of financial result for the current period corresponds to the current legislative and normative documents' requirements.

9. Analysis of financial state indices of the OJSC «Dniproenergo»:
On the ground of the discount data, the auditor has made the following analysis of financial stae indices of the OJSC «Dniproenergo» aimed at making the conclusion about the real financial state of the OJSC «Dniproenergo».

9.1 Analysis of liquidity of the company.

Analysis of liquidity of the company gives the possibility to define the ability of the company to pay its current obligations.
Analysis of liquidity of the company is carried out by way of calculating the following indices (factors): factor of discharge (general liquidity), factor of fast liquidity, factor of absolute liquidity and clear circulating capital.

Factor of discharge (Fd) is calculated in the ratio of circulating assets to the current obligations of the company and shows the sufficiency of the company's resources that can be used for paying-off its current obligations.

Fd= f.1r.260/f.1 r.620

for 01.01.04 – 0,377;
for 31.12.04 - 0,438

Meaning of the factor of discharge testifies that for 31.12.04 the company is not able to pay off its current obligations. For the beginning and end of the year the index is lower the normative meaning 1,0.

Factor of fast liquidity (Ffl) is calculated in the ratio of the most ready circulating means (monay resources and their equivalents, current financial investements and debiot arrears to the current obligations of the company. It shows the solvency of the company to pay the current obligations on condition that it reckons with the debtors on time.

Ffl= f.1 (r.260-r.100-r.110-r.120-r.130-r.140)/f.1.r.620

for 01.01.04 – 0, 295
for 31.12.04 – 0,339

Meaning of the factor of fast liquidity testifies that the company is not able to pay off its current obligations by the most ready circulating assets for 31.12.04. For the beginning and end of the year the factor is lower the normative meaning 0,6 – 0,8.

Factor of absolute liquidity (Fal) is calculated in the ratio of money resources and their equivalents and current financial investements to the current obligations. The factor of absolute liquidity shows the part of the company's debts that can be paid immediately.

Fal= f.1(r. 220 + r.230 + r.240)/f. 1 r. 620

for 01.01.04 – 0,005
for 31.12.04 – 0,021

The meaning of the index shows the ability of the company to pay off the scanty part of its current obligations immediately.

Clear circulating capital (Ccc) is calculated in the disparity between circulating assets of the company and its current obligations. Its presence and quantity testifies the ability of the company to pay its current obligations and extend the further activity.

Ccc = f.1 (r. 260 – r. 620)

for 01.01.04 - (- 1464405) thousandUAH
for 31.12.04 - (- 1231692) thousand UAH

The meaning of the index testifies the absence of the clear circulating capital for the beginning and end of the year, hence the company is not able to pay its current obligations and extend its activity.

40.10 Analysis of solvency (financial stability) of the company's

Analysis of solvency (financial stability) of the company is realized according to the balance data of the company, it characterizes the structure of the sources of the company's financial resources, the stage of financial stability and independence of the company from foreign sources of financing the activity.

Factor of solvency (autnomy) (Fs) is calculated in the ratio of private capital of the company to the total balance of the company and shows the specific gravity of the private capital in general assets, advanced in its activity.

Fs = f.1.r.380 / f. 1 r. 640

for 01.01.04 – 0,096
for 31.12.04 – 0,115

The specific gravity of theprivate capitalingeneral assets advanced in its activity during 2004 was much more lower the normative meaning of 0,5

Factor of financing (Ff) is calculated in correlation of used and personal means and characterizes the company's dependence on the used means.

Ff = f.1 (r.430 + r.480 + r.620 + r.630)/f. 1.r. 380

for 01.01.04 – 9,379
for 31.12.04 – 7,719

The company's dependence on the applied means is very high for the end of the year – 7,719 units in comparison with the normative mening less than 1.

Factor of private circulating means (Fpcm) is calculated in the ratio of clear circulating capital's value to the value of circulating assets of the company and shows the quantity of private circulating means of the company.

Fpcm = f.1 (r. 260 – r. 620)/f. 1 r. 260

for 01.01.04 - (- 1,651)
for 31.12.04 - (- 1,281)

The company has the lower index of private circulating means for the beginning and end of the year in comparison with the normative meaning more than 0.

Factor of private capital's shunting (Fpcs) shows the part of the private capital which is used for current activity's financing,that is used in circulating means and the one that is capitalized. It is calculated in the ratio of clear circulating capital to the private capital.

Fpcs = f.1 (r. 260 – r. 620)/f. 1 r.380

for 01.01.04 - (- 5,364)
for 31.12.04 - (- 3,940)
The index shows the unstability of the company's financial state for the beginning and end of the year.

Conclusion:

The given information gives true and complete idea of the assets' real composition and liabilities of the OJSC «Dniproenergo». The way of book-keeping and accounts policy corresponds to the legislative and normative requirements.

Financial accounts have been prepared on the basis of the book-keeping information and corresponds to the requirements of current legislation of Ukraine and accounts policy.

The information of the financial accounts of the OJSC «Dniproenergo» corresponds to the book-keeping, the information of the definite forms of accounts corresponds to each other.

The financial accounts gives true and compete financial information about the company for 31.12.04 according to the legislative and normative requirements of boo-keeping and accounts in Ukraine, giving the total information abour financial state of the company.

Analysis of the financial stae of the company testifies current absence of solvency of the OJSC «Dniproenergo». There are no sufficient money resources and high-rated assets to pay off the current debts.

Director of TOV « Auditservis – LVF» Stamp Signature **L.V.Fomenko**
(Certificate of the Auditors'Chamber
of UkraineA No. 000388 of 02.11.95)

Address:
Zaporizhzhya, pr. Lenina, 117 «a»

Telephone/telefax : 63-01-97

File No. 82 - 4844

Attachment 3

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF December 31.2003

		CODES
	Date (year, month, day)	03/12/31
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory:	as to KOATUU	
Ownership: COLLECTIVE PROPERTY	as to KFV	
State management authority:	as to SPODU	6024
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	110
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporizhzhia, Hrebelna Str., 2.

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets: -residual value	010	2 119.0	2 434.0
-initial value	011	2 674.0	3 330.0
-depreciation	012	(555.0)	(896.0)
Uncompleted constructions	020	61 319.0	78 661.0
Fixed capital: -residual value	030	1 730 973.0	1 750 851.0
-initial value	031	7 755 591.0	7 945 950.0

-depreciation	032	(6 024 618.0)	(6 195 099.0)
Long-term financial investment: -that accounted under method of sharing in the capital of other enterp.	040	6 574.0	6 278.0
-other financial investments	045	133.0	114.0
Long-term accounts payable	050	18 998 .0	12 858.0
Delay tax assets	060	111 390.0	177 196.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**1 931 506.0**	**2 028 392.0**
2. WORKING ASSETS			
Inventories: -production inventories	100	171 049.0	192 086.0
-animals under growing and feeding	110	0.0	0.0
-uncompleted production	120	8.0	100.0
-finished products	130	0.0	0.0
-goods	140	104.0	89.0
Promissory notes received	150	64 711.0	51 911.0
Account receivable for goods, works, services: -purchase value	160	484 272.0	555 182.0
-initial value	161	2 537 164.0	2 820 959.0
-reserve of doubtful debts	162	(2 052 892.0)	(2 265 777.0)
Account receivable for settlements : -with the budget	170	9 035.0	2 066.0
-on granted advance	180	56 796.0	5 623.0
-on taxation payments	190	0.0	0.0
-of internal settlements	200	0.0	0.0
Other account receivable	210	9 862.0	11 232.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements: - settlement account	230	13 967.0	12 730.0
- currency account	240	0.0	0.0
- other working assets	250	44 385.0	23 448.0

Section 2 total	**260**	**854 189.0**	**854 467.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**98.0**	**1 295.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**2 785 793.0**	**2 884 154.0**

LIABILITIES	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. OWN CAPITAL			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	1 855 295.0	2 046 292.0
Reserve capital	340	15 338.0	34 605.0
Undistributed profit	350	-1 797 373.0	-1 409 654.0
Uncovered losses	352		
Unpaid capital	360	(0.0)	(0.0)
Withhold capital	370	(0.0)	(0.0)
Section 1 capital	**380**	**171 360.0**	**769 343.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	0.0	0.0
Sections 2 total	**430**	**0.0**	**0.0**
3. LONG - TERM LIABILITIES			
Long term bank loans	440	109 460.0	99 493.0
Other long-term finance liabilities	450	0.0	0.0
Deferred tax indebtedness	460	0.0	0.0

Other liabilities	470	40 324.0	15 350.0
Section 3 total	**480**	**149 784.0**	**114 843.0**
4. CURRENT LIABILITIES			
Short term bank loans	500	53 600.0	72 999.0
Current indebtedness under long term liabilities	510	80 259.0	178 619.0
Issued notes	520	128 846.0	7 639.0
Account payable for goods, works and services	530	1 541 773.0	1 066 588.0
Current liabilities for settlements : -with respect to advance payments received	540	163.0	7 828.0
-with the budget	550	388 058.0	452 599.0
-with respect to non-budgetary payments	560	50 985.0	17 723.0
-with respect to insurance	570	2 802.0	2 500.0
-with respect to salaries	580	5 982.0	6 782.0
-with participants	590	34 779.0	10 005.0
-with subsidiaries	600	0.0	0.0
Other current liabilities	610	177 103.0	176 400.0
Section 4 total	**620**	**2 464 350.0**	**1 999 682.0**
5. REVENUES OF FUTURE PERIODS	**630**	**299.0**	**286.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**2 785 793.0**	**2 884 154.0**

File No. 82 - 4844

Appendix

to the Accounting Form (standard) 3

2003 FINANCIAL RESULTS REPORT

CODES

	Date (year, month, day)		2004\ 02 \16
Enterprise: **the OJSC "Dniproenergo"**		as to EDRPOU	00130872
Territory: 2310136900		as to KOATUU	2310136900
State management authority:		as to SPODU	6024
Branch: industrial		as to ZKGNG	11110
Type of economic activity:		as to KVED	40.10.1
Measuring unit: UAH thousand		Controlling amount	

Form No. 2 as to DKUD 1801003

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales revenue (goods, works, services)	010	2 144 899.0	2 177 823.0
Value added tax	015	(357 473.0)	(362 963.0)
Excise duty	020	(0.0)	(0.0)
	025	(62.0)	(43.0)
Other use of revenue	`030	(0.0)	(0.0)
Net revenue of sold products (work, services)	035	1 787 364.0	1 814 817.0
Costs for production of sold products (work, services)	040	(1 708 529.0)	(1 575 822.0)
Gross: - profit	050	78 835.0	238 995.0

- losses	055	(0.0)	(0.0)
Other operational revenues	060	801 404.0	57 463.0
Administrative expenses	070	(31 591.0)	(27 782.0)
Commercial costs	080	(1 325.0)	(1 011.0)
Other operational costs and expenses	090	(282 536.0)	(245 441.0)
Financial results of operational activity: - profit	100	564 787.0	22 224.0
- losses	105	(0.0)	(0.0)
Revenues from sharing in the capital	110	0.0	53.0
Other financial revenues	120	0.0	0.0
Other revenues	130	36 890.0	27 339.0
Financial losses	140	(19 621.0)	(12 667.0)
Losses from sharing in the capital	150	(296.0)	(484.0)
Other losses	160	(38 721.0)	(32 615.0)
Financial results of usual activity: - total profit	170	543 039.0	3 850.0
- total losses	175	(0.0)	(0.0)
Profit tax	180	157 700.0	25 719.0
Financial results of usual activity: - balance sheet profit	190	385 339.0	0.0
- balance sheet losses	195	(0.0)	(21 869.0)
Unusual: - profit	200	0.0	0.0
- losses	205	(0.0)	(86.0)
Tax from unusual profit	210	0.0	0.0
Net: - profit	220	385 339.0	0.0
- losses	225	(0.0)	(21 955.0)

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	1 407 358.0	1 297 594.0
Salary expenses	240	107 102.0	88 431.0
Allocations for social arrangements	250	39 394.0	32 674.0
Depreciation	260	196 351.0	193 225.0
Other costs	270	241 405.0	236 157.0
Total	**280**	**1 991 610.0**	**1 848 081.0**

3. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3 923 998.0	3 923 998.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	0.0	0.0
Adjusted net profit per one share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

Annex No.4

Bulletin

Securities of Ukraine
No. 63-64 (1081-1082) March 22 2004

Information on the filing of the plaintiff's application that makes more than 10 % of the charter capital to the issuer or sum of general and circulating costs of the issuer

OJSC « Dniproenergo»

Person(body) – plaintiff	**Date of application**
DC «Gas of Ukaine» of the National Joint – stock Company «Naftogas of Ukraine»	03.03 .2004

Sum of claim (thousand UAH)	**Sum claimed in accordance with the charter capital for the beginning of the year(%)**
41 989,405	42,8

Sum claimed in accordance with the cost of general and circulating issuer's money resources in the balance of the beginning of the year
1.45

Annex No.5

Bulletin

Securities of Ukraine

No. 127-128(1145-1146) June 9 2004

Information on the filing of the plaintiff's application that makes more than 10 % of the charter capital to the issuer or sum of general and circulating costs of the issuer

OJSC « Dniproenergo»

Person(body) – plaintiff	Date of application
DK « Gas of Ukraine» of the National shareholder company « Naftogas of Ukraine»	26.05.2004

Sum of claim (thousand UAH)	Sum claimed in accordance with the charter capital for the beginning of the year(%)
101732,029	103,7

Sum claimed in accordance with the cost of general and circulating issuer's money resources in the balance of the beginning of the year
3,53

Annex No.6

Bulletin

Securities of Ukraine

No. 127-128(1145-1146) July 21 2004

Information on the filing of the plaintiff's application that makes more than 10 % of the charter capital to the issuer or sum of general and circulating costs of the issuer

OJSC « Dniproenergo»

Person(body) – plaintiff	**Date of application**
State Commitee of Ukraine of state money reserve	13.07.04
State Commitee of Ukraine of state money reserve	13.07.04
State Commitee of Ukraine of state money reserve	13.07.04

Sum of claim (thousand UAH)	**Sum claimed in accordance with the charter capital for the beginning of the year(%)**
28980,089	29,54
11361,364	11,58
23181,852	23,63

Sum claimed in accordance with the cost of general and circulating issuer's money resources in the balance of the beginning of the year
1
0,39
0,8

Annex No.7

Bulletin

Securities of Ukraine
No. 209-210 (1227-1228) September 13 2004

Information on the filing of the plaintiff's application that makes more than 10 % of the charter capital to the issuer or sum of general and circulating costs of the issuer

OJSC « Dniproenergo»

Person(body) – plaintiff	**Date of application**
DK» Ukrtransgas» NAK «Naftogas of Ukraine»	02.09.2004

Sum of claim (thousand UAH)	**Sum claimed in accordance with the charter capital for the beginning of the year(%)**
20155,368	20,546

Sum claimed in accordance with the cost of general and circulating issuer's money resources in the balance of the beginning of the year
0,71

Annex No.8

Bulletin

Securities of Ukraine
No. 231-232 (1249-1250) October 8 2004

Information on the filing of the plaintiff's application that makes more than 10 % of the charter capital to the issuer or sum of general and circulating costs

OJSC « Dniproenergo»

Person(body) – plaintiff	**Date of application**
Interregional Livoberezhna DPI, Dnipropetrovs'k	30.09.2004

Sum of claim (thousand UAH)	**Sum claimed in accordance with the charter capital for the beginning of the year(%)**
20595,735	20,995

Sum claimed in accordance with the cost of general and circulating issuer's money resources in the balance of the beginning of the year

0,728

Annex No.9

Bulletin

Securities of Ukraine

No. 7-8(1329 – 1330) January 14 2005

Information on the filing of the plaintiff's application that makes more than 10 % of the charter capital to the issuer or sum of general and circulating costs of the issuer OJSC « Dniproenergo», EDRPOU code 00130872

Person(body) – plaintiff	**Date of application**
DPI Ordzhonikivzes'ka united, Dnipropetrovs'ka oblast'	30.12.2004

Sum of claim (thousand UAH)	**Sum claimed in accordance with the charter capital for the beginning of the year(%)**
13254,023	13,5

Sum claimed in accordance with the cost of general and circulating issuer's money resources in the balance of the beginning of the year

0,46

File No. 82-4844

Attachment 10

Appendix

to the Accounting Form (standard) 2

		CODES
	Date (year, month, day)	2004/06/30
Enterprise: the OJSC "Dniproenergo"	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
Form of ownership: collective property	as to KFV	20
Government body: The ministry fuel and power	as to SPODU	06024
Branch: industry	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: hrv. thousand	Controlling amount	
Address: Zaporizhzhya, Hrebelna Str., 2.		

BALANCE SHEET OF THE COMPANY

For 30.06.04

Form No 1 as to DKUD 1801001

ASSETS	Row code	For the accounting period beginning	For the accounting period end

1	2	3	4
I Non-negotiable assets			
Intangible assets:			
Residual value	010	2 434	2 232
Initial value	011	3 330	3 332
Cumulative depreciation	012	(896)	(1 100)
Uncompleted construction	020	78 661	75 003
Fixed assets:			
Residual value	030	1 750 851	1 662 977
Initial value	031	7 945 950	7 946 416
Demolition	032	(6 195 099)	(283 439)
Long-term financial investments:			
Which are accounted under the method of other companies sharing the capital	040	6 278	6 214
Other financial investments	045	114	114
Long-term debt receivable	050	12 858	9 480
Delayed tax assets	060	177 196	177 196
Other non-negotiable assets	065	---	---
Goodwill on consolidation	070	---	---
Section 1 total	080	2 028 392	1 933 216
II Negotiable assets			
Reserves:			
production reserves	100	192 086	194 995
Animals under growing and feeding	110	---	---

uncompleted production	120	100	3
finished product	130	---	---
Goods	140	89	141
Promissory notes received	150	51 911	51 911
Debt receivable for goods, works, services:			
net purchase value	160	555 094	570 277
initial value	161	2 820 871	2 866 511
doubtful debts reserve	162	(2 265 777)	(2 296 234)
Debts receivable on settlements:			
with the budget	170	2 066	505
on granted advance	180	5 623	3 276
on calculated income	190	---	---
Of internal settlements	200	---	---
Other current debt receivable	210	11 803	11 913
Current financial investments	220	---	---
Money resource and its equivalents:			
in national currency	230	12 730	9 899
in foreign currency	240	---	---
Other negotiable assets	250	39 982	50 616
Section 2 total	260	871 484	893 536
III Expenses of future periods	270	1 295	560
Balance	280	2 901 171	2 827 312

File No. 82-4844

LIABILITIES	Row code	For the accounting period beginning	For the accounting period end
1	2	3	4
I. OWN CAPITAL			
Charter (capital)	300	98 100	98 100
Share capital	310	---	---
Additional invested capital	320	---	---
Other additional capital	330	2 046 283	2 044 836
Reserve capital	340	34 605	34 605
Undistributed profit (uncovered loss)	350	---	---
Unpaid capital	360	(---)	(---)
Withdrawn capital	370	(---)	(---)
Saved course difference	375		
Section 1 capital	380	265 791	232 147
Minority part	385		
II. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	---	---
Other securities	410	---	---
The sum of insurance reserves	415	---	---
The sum of reinsurers parts in insurance reserves	416	(---)	(---)
Target - oriented financing	420	---	---
Sections 2 total	430	---	---
III. LONG - TERM LIABILITIES			

Long term bank credits	440	99 493	94 327
Other long-term finance liabilities	450	---	---
Delayed tax obligations	460	---	---
Other long-term liabilities	470	22 912	151 077
Section 3 total	480	122 405	245 404
IV. CURRENT LIABILITIES			
Short term bank credits	500	72 999	50 363
Current indebtedness under long term liabilities	510	201 305	72 240
Issued bills	520	102 740	102 740
Debt receivable for goods, works, services	530	1 450 706	1 430 159
Current liabilities for settlements : on received advance payments	540	7 833	365
with the budget	550	359 591	367 857
on non-budgetary payments	560	50 986	50 986
on insurance	570	2 523	3 294
on salaries	580	6 782	7 443
with participants	590	34 779	34 779
on internal accounts	600	---	--
Other current liabilities	610	222 445	228 570
Section IV total	620	2 512 689	2 348 796
V. REVENUES OF FUTURE PERIODS	630	286	965
Balance	640	2 901 171	2 827 312

Manager Myakota Sergiy Vasilevich

OJSC "Dniproenergo"
Ukraine, Zaporozhye
Code №00130872

Chief accountant Hushin Anatoliy Michailovich

EDRPOU CODE 00130872
C:\WINDOWS\Рабочий стол\ADR-2004 Dniproenergo\F1 - 2 2004.doc

File No. 82-4844

Attachment 11

Ahhendix

to the Accounting Form (standard) 2

CODES

Date (year, month, day) 04/06/30

Enterprise: the OJSC "Dniproenergo" as to EDRPOU 00130872

Territory: as to KOATUU 2310136900

State management authority: The ministry fuel and power as to SPODU 6024

Branch: industrial as to ZKGNG 11110

Type of economic activity: Manufacture of the electric power as to KVED 40.10.1

Ownership: Collective property as to KFV 20

Measuring unit: UAH thousand Controlling amount

FINANCIAL RESULTS REPORT
For 30.06.2004

Form No.2 CODE DKDU 1801003

FINANCIAL RESULTS

Item	*Row code*	*At the beginning of the year*	*At the end of the year*
1	2		4
Products sales revenue (goods, works, services)	010	990755	1033524
Value added tax	015	(165126)	(172250)
Excise duty	020	(---)	(---)
	025	(---)	(26)
Other use of revenue	030	(---)	(---)

Item	*Row code*	*At the beginning of the year*	*At the end of the year*
Net revenue of sold products (work, services)	035	825629	861248
Costs for production of sold products (work, s	040	(787551)	(831096)
Gross: - profit	050	38078	30152
- losses	055	(---)	(---)
Other operational revenues	060	3989	71746
Administrative expenses	070	(16413)	(15446)
Commercial costs	080	(868)	(647)
Other operational costs and expenses	090	(45812)	(176864)
Financial results of operational activity: - profit	100	---	---
- losses	105	(21026)	(91059)
Revenues from sharing in the capital	110	---	---
Other financial revenues	120	---	---
Other revenues	130	2302	2154
Financial losses	140	(5528)	(7623)
Losses from sharing in the capital	150	(64)	(201)
Other losses	160	(8091)	(1626)

Item	*Row code*	*At the beginning of the year*	*At the end of the year*
Financial results of usual activity: - total profit	170	---	0
- total losses	175	(32407)	(98355)
Profit tax	180	(---)	(8417)
Financial results of usual activity: - balance sheet profit	190	---	---
- balance sheet losses	195	(32407)	(106772)
Unusual: - profit	200	---	---
- losses	205	(---)	(---)
Tax from unusual profit	210	(---)	(---)
Net: - profit	220	---	---
- losses	225	(32407)	(106772)
II.Turnover Costs			
Material costs	230	633795	684479
Salary expenses	240	55430	49528
Allocations for social arrangements	250	20766	18260
Depreciation	260	95675	99094
Other costs	270	44165	141955
Total	**280**	849831	993316
IIIProfitability of shares			
Quantity of common shares	300	3923998	3923998

Item	*Row code*	*At the beginning of the year*	*At the end of the year*
Adjusted quantity of common shares	310	---	---
Net profit per one common share	320	---	-27
Adjusted net profit per one share	330	---	---
Dividends per one common share	340	---	---

Manager Signature Sergiy Vasilevich Myakota

Chief accountant Signature Anatoiy Mikhailovich Huschyn

Stamp Stamp Auditservis-LVF

File No. 82-4844

Attachment 12

Appendix

to the Accounting Form (standard) 2

		CODES
	Date (year, month, day)	2004/09/30
Enterprise: the OJSC "Dniproenergo"	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
Form of ownership: collective property	as to KFV	20
Government body: The ministry fuel and power	as to SPODU	06024
Branch: industry	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: hrv. thousand	Controlling amount	
Address: Zaporizhzhya-96, Hrebelna Str., 2.		

BALANCE SHEET OF THE COMPANY

For 30.09.04

Form No 1 as to DKUD 1801001

ASSETS	Row code	For the accounting period beginning	For the accounting period end

1	2	3	4
I Non-negotiable assets			
Intangible assets:			
Residual value	010	2 434,0	2 138,0
Initial value	011	3 330,0	3 338,0
Cumulative depreciation	012	896,0	1 200,0
Uncompleted construction	020	78 661,0	81 747,0
Fixed assets:			
Residual value	030	1 750 851,0	1 618 329,0
Initial value	031	7 945 950,0	7 947 378,0
Demolition	032	6 195 099,0	6 329 049,0
Long-term financial investments:			
Which are accounted under the method of other companies sharing the capital	040	6 278,0	6 214,0
Other financial investments	045	114,0	114,0
Long-term debt receivable	050	12 858,0	9 480,0
Delayed tax assets	060	177 196,0	177 196,0
Other non-negotiable assets	065		
Goodwill on consolidation	070	0,0	0,0
Section 1 total	080	2 028 392,0	1 895 218,0
II Negotiable assets			
Reserves:			
production reserves	100	192 479,0	205 489,0
Animals under growing and feeding	110	0,0	0,0

uncompleted production	120	100,0	19,0
finished product	130	0,0	0,0
Goods	140	89,0	108,0
Promissory notes received	150	51 911,0	51 911,0
Debt receivable for goods, works, services:			
net purchase value	160	555 089,0	562 340,0
initial value	161	2 820 866,0	2 830 298,0
doubtful debts reserve	162	2 265 777,0	2 267 958,0
Debts receivable on settlements:			
with the budget	170	3 354,0	664,0
on granted advance	180	5 623,0	17 425,0
on calculated income	190	0,0	0,0
Of internal settlements	200	0,0	0,0
Other current debt receivable	210	11 808,0	10 912,0
Current financial investments	220	0,0	0,0
Money resource and its equivalents:		0,0	0,0
in national currency	230	12 730,0	8 182,0
in foreign currency	240	0,0	0,0
Other negotiable assets	250	41 400,0	50 707,0
Section 2 total	260	874 583,0	907 757,0
III Expenses of future periods	270	1 295,0	937,0
Balance	280	2 904 270,0	2 803 912,0

LIABILITIES	Row code	For the accounting period beginning	For the accounting period end
1	2	3	4
I. OWN CAPITAL			
Charter (capital)	300	98 100	98 100
Share capital	310	0,0	0,0
Additional invested capital	320	0,0	0,0
Other additional capital	330	2 046 283,0	2 036 398,0
Reserve capital	340	34 605,0	34 605,0
Undistributed profit (uncovered loss)	350	(1 912 908)	(1 912 490)
Unpaid capital	360	0,0	0,0
Withdrawn capital	370	0,0	0,0
Saved course difference	375		
Section 1 capital	380	266 080,0	256 613,0
Minority part	385		
II. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0,0	0,0
Other securities	410	0,0	0,0
The sum of insurance reserves	415	0,0	0,0
The sum of reinsurers parts in insurance reserves	416	0,0	0,0
Target - oriented financing	420	0,0	---
Sections 2 total	430	0,0	0,0
III. LONG - TERM LIABILITIES			

Long term bank credits	440	99 493,0	94 096,0
Other long-term finance liabilities	450	0,0	0,0
Delayed tax obligations	460	0,0	0,0
Other long-term liabilities	470	22 912,0	239 536,0
Section 3 total	480	122 405,0	333 632,0
IV. CURRENT LIABILITIES			
Short term bank credits	500	72 999,0	25 239,0
Current indebtedness under long term liabilities	510	201 305,0	73 320,0
Issued bills	520	102 740,0	102 740,0
Debt receivable for goods, works, services	530	1 454 640,0	1 298 343,0
Current liabilities for settlements : on received advance payments	540	7 833,0	298,0
with the budget	550	358 422,0	381 439,0
on non-budgetary payments	560	50 986,0	50 986,0
on insurance	570	2 565,0	3 102,0
on salaries	580	6 785,0	7 248,0
with participants	590	34 779,0	34 779,0
on internal accounts	600	0,0	0,0
Other current liabilities	610	222 445,0	235 212,0
Section IV total	620	2 515 499,0	2 212 706,0
V. REVENUES OF FUTURE PERIODS	630	286,0	961,0
Balance	640	2 904 270,0	2 803 912,0

Manager Myakota Sergiy Vasilevich

OJSC "Dniproenergo"
Ukraine, Zaporozhye
Code №00130872

Chief accountant Hushin Anatoliy Michailovich

File No. 82-4844

Attachment 13

Appendix

to the Accounting Form (standard) 2

		CODES
	Date (year, month, day)	2004/09/30
Enterprise: the OJSC "Dniproenergo"	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
Form of ownership: collective property	as to KFV	20
Government body: The ministry fuel and power	as to SPODU	06024
Branch: industry	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: hrv. thousand	Controlling amount	
Address: Zaporizhzhya-96, Hrebelna Str., 2.		

FINANCIAL RESULTS REPORT
For 30.09.2004

Form No.2 CODE DKDU 1801003

FINANCIAL RESULTS

Item	*Row code*	*At the beginning of the year*	*At the end of the year*
1	2		4
Products sales revenue (goods, works, services)	010	1 448 372,0	1 476 275,0

Item	*Row code*	*At the beginning of the year*	*At the end of the year*
Value added tax	015	241 395,0	246 038,0
Excise duty	020	0,0	0,0
	025	0,0	46,0
Other use of revenue	030	0,0	0,0
Net revenue of sold products (work, services)	035	1 206 977,0	1 230 191,0
Costs for production of sold products (work, s	040	1 155 630,0	1 191 449,0
Gross: - profit	050	51 347,0	38 742,0
- losses	055	0,0	0,0
Other operational revenues	060	10 638,0	73 839,0
Administrative expenses	070	25 100,0	23 315,0
Commercial costs	080	1 437,0	972,0
Other operational costs and expenses	090	27 949,0	204 823,0
Financial results of operational activity: - profit	100	7 499,0	0,0
- losses	105	0,0	116 529,0
Revenues from sharing in the capital	110	0,0	0,0
Other financial revenues	120	0,0	0,0
Other revenues	130	11 546,0	17 878,0
Financial losses	140	6 983,0	13 751,0

Item	*Row code*	*At the beginning of the year*	*At the end of the year*
Losses from sharing in the capital	150	64,0	201,0
Other losses	160	8 402,0	21 788,0
Financial results of usual activity: - total profit	170	3 596,0	0,0
- total losses	175	0,0	134 391,0
Profit tax	180	3 784,0	12 511,0
Financial results of usual activity: - balance sheet profit	190	0,0	0,0
- balance sheet losses	195	188,0	146 902,0
Unusual: - profit	200	0,0	0,0
- losses	205	0,0	0,0
Tax from unusual profit	210	0,0	0,0
Net: - profit	220	0,0	0,0
- losses	225	188,0	146 902,0
II.Turnover Costs			
Material costs	230	928 486,0	968 256,0
Salary expenses	240	8/4 526,0	78 702,0
Allocations for social arrangements	250	31 770,0	29 044,0
Depreciation	260	141 683,0	146 983,0
Other costs	270	22 486,0	165 810,0
Total	**280**	1 208 951,0	1 388 795,0
IIIProfitability of shares			

Item	*Row code*	*At the beginning of the year*	*At the end of the year*
Quantity of common shares	300	3 923 998	3 923 998
Adjusted quantity of common shares	310	0,0	0,0
Net profit per one common share	320	0,0	-37,0
Adjusted net profit per one share	330	0,0	0,0
Dividends per one common share	340	0,0	0,0

Manager Signature Boris Juhimovich Tantsura

Chief accountant Signature Anatoiy Mikhailovich Huschyn

Stamp Stamp Auditservis-LVF

File No. 82-4844

Attachment 16

Appendix

to the Accounting Form (standard) 2

		CODES
	Date (year, month, day)	2005/03/31
Enterprise: the OJSC "Dniproenergo"	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
Form of ownership: state corporative	as to KFV	30
Government body: National joint-stock company "Energy company of Ukraine"	as to SPODU	06024
Branch: industry	as to ZKGNG	11110
Type of economic activity: Manufacture of the electric power	as to KVED	40.10.1
Measuring unit: hrv. thousand	Controlling amount	

Address: Zaporizhzhya, Hrebelna Str., 2.

BALANCE SHEET OF THE COMPANY

For 31.03.05

Form No 1 as to DKUD 1801001

ASSETS	Row code	For the accounting period beginning	For the accounting period end
1	2	3	4
I Non-negotiable assets			
Intangible assets:			
Residual value	010	2 031	1 934
Initial value	011	3 331	3 334
Cumulative depreciation	012	1 300	1 400
Uncompleted construction	020	86 502	99 409
Fixed assets:			
Residual value	030	1 650 235	1 601 685
Initial value	031	7 989 654	7 988 613
Demolition	032	6 339 419	6 386 928
Long-term financial investments:			
Which are accounted under the method of other companies sharing the capital	040	6 183	6 183
Other financial investments	045	114	114
Long-term debt receivable	050	51	50
Delayed tax assets	060	18 609	18 609
Other non-negotiable assets	065	0	0
Goodwill on consolidation	070	0	0
Section 1 total	080	1763 725	1 727 984

II Negotiable assets			
Reserves:			
production reserves	100	216 491	161 726
Animals under growing and feeding	110	0	0
uncompleted production	120	56	103
finished product	130	0	0
Goods	140	95	123
Promissory notes received	150	51 911	51 911
Debt receivable for goods, works, services:			
net purchase value	160	577 159	579 878
initial value	161	2 847 817	2 852 884
doubtful debts reserve	162	2 270 658	2 273 006
Debts receivable on settlements:			
with the budget	170	563	469
on granted advance	180	7 190	16 397
on calculated income	190	0	0
Of internal settlements	200	2	2
Other current debt receivable	210	10 223	15 716
Current financial investments	220	0	0
Money resource and its equivalents:			
in national currency	230	46 509	120 176
in foreign currency	240	0	0
Other negotiable assets	250	50 417	51 672
Section 2 total	260	960 616	998 173

III Expenses of future periods	270	805	1 688
Balance	280	2 725 146	2 727 845

LIABILITIES	Row code	For the accounting period beginning	For the accounting period end
1	2	3	4
I. OWN CAPITAL			
Charter (capital)	300	98 100	98 100
Share capital	310	0	0
Additional invested capital	320	0	0
Other additional capital	330	2 107 482	2 105 825
Reserve capital	340	34 605	34 605
Undistributed profit (uncovered loss)	350	-1 965 425	-1 946 438
Unpaid capital	360	(0)	(0)
Withdrawn capital	370	(0)	(0)
Saved course difference	375	(0)	(0)
Section 1 capital	380	274 762	292 092
Minority part	385	0	0
II. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0	0
Other securities	410	0	0
The sum of insurance reserves	415	0	0

The sum of reinsurers parts in insurance reserves	416	(0)	(0)
Target - oriented financing	420	0	0
Sections 2 total	430	0	0
III. LONG - TERM LIABILITIES			
Long term bank credits	440	89 105	88 693
Other long-term finance liabilities	450	0	0
Delayed tax obligations	460	0	0
Other long-term liabilities	470	129 994	123 145
Section 3 total	480	219 099	211 838
IV. CURRENT LIABILITIES			
Short term bank credits	500	0	0
Current indebtedness under long term liabilities	510	184 889	188 687
Issued bills	520	93 485	93 677
Debt receivable for goods, works, services	530	1 254 191	1 239 353
Current liabilities for settlements :			
on received advance payments	540	951	1 670
with the budget	550	399 455	408 695
on non-budgetary payments	560	50 986	50 986
on insurance	570	795	2096
on salaries	580	5 856	5 844
with participants	590	34 779	34 779
on internal accounts	600	37	74
Other current liabilities	610	204 803	196 200
Section IV total	620	2 230 227	2 222 061
V. REVENUES OF FUTURE PERIODS	630	1 058	1 854
Balance	640	2 725 146	2 727 845

EDRPOU CODE 00130872

Notes: n/d.

Manager Drozdovych Marina Leonardivna

OJSC "Dniproenergo"
Ukraine, Zaporozhye
Code №00130872

Chief accountant Hushin Anatoliy Michailovich

Attachment 17

Appendix

to the Accounting Form (standard) 2

CODES

Date (year, month, day) 05/03/31

Enterprise: the OJSC "Dniproenergo" as to EDRPOU 00130872

Territory: as to KOATUU 2310136900

State management authority: NAK « EKU» as to SPODU 6024

Branch: industrial as to ZKGNG 11110

Type of economic activity: Manufacture of the electric power as to KVED 40.10.1

Measuring unit: UAH thousand Controlling amount

Address: 69096, Zaporizhzhia, Hrebelna Str., 2.

FINANCIAL RESULTS REPORT
For 31.03.2005

Form No.2 CODE DKDU 1801003

FINANCIAL RESULTS

Item	*Row code*	*At the beginning of the year*	*At the end of the year*
1	2		4
Products sales revenue (goods, works, services)	010	571935	553594
Value added tax	015	(95322)	992266)
Excise duty	020	(0)	(0)

Item	*Row code*	*At the beginning of the year*	*At the end of the year*
	025	(0)	(0)
Other use of revenue	030	(0)	(0)
Net revenue of sold products (work, services)	035	476613	461328
Costs for production of sold products (work, s	040	(438017)	(447370)
Gross: - profit	050	38596	13958
- losses	055	(0)	(0)
Other operational revenues	060	4753	3124
Administrative expenses	070	(9744)	(7983)
Commercial costs	080	(636)	(411)
Other operational costs and expenses	090	(14847)	(50310)
Financial results of operational activity: - profit	100	18122	0
- losses	105	(0)	(41622)
Revenues from sharing in the capital	110	0	0
Other financial revenues	120	0	0
Other revenues	130	816	1226
Financial losses	140	(170)	(2130)
Losses from sharing in the capital	150	(0)	(0)
Other losses	160	(1401)	(189)

Item	Row code	At the beginning of the year	At the end of the year
Financial results of usual activity: - total profit	170	17367	0
- total losses	175	(0)	(42715)
Profit tax	180	0	0
Financial results of usual activity: - balance sheet profit	190	17367	0
- balance sheet losses	195	(0)	(42715)
Unusual: - profit	200	0	0
- losses	205	(0)	(0)
Tax from unusual profit	210	0	0
Net: - profit	220	17367	0
- losses	225	(0)	(42715)
II.Turnover Costs			
Material costs	230	350127	370749
Salary expenses	240	29763	26309
Allocations for social arrangements	250	11290	9841
Depreciation	260	48863	48174
Other costs	270	22586	50560
Total	**280**	462629	505633
IIIProfitability of shares			
Quantity of common shares	300	0	0

Item	*Row code*	*At the beginning of the year*	*At the end of the year*
Adjusted quantity of common shares	310	0	0
Net profit per one common share	320	0	0
Adjusted net profit per one share	330	0	0
Dividends per one common share	340	0	0

Manager Signature Maryna Leonardivna Drozdovych

Chief accountant Signature Anatoiy Mikhailovich Huschyn

Stamp Stamp Auditservis-LVF